EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

by and among

W. R. GRACE & CO.,

GIBRALTAR ACQUISITION HOLDINGS LLC

and

GIBRALTAR MERGER SUB INC.

Dated as of April 26, 2021

-ii-

Exhibits

Exhibit A – Defined Terms

Schedules

Company Disclosure Schedule

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 26, 2021, is by and among W. R. Grace & Co., a Delaware corporation (the “Company”), Gibraltar Acquisition Holdings LLC, a Delaware limited liability company (“Parent”) and a wholly owned Subsidiary of Standard Industries Holdings Inc., and Gibraltar Merger Sub Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties”).

RECITALS

WHEREAS, the Parties intend that, upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub will merge with and into the Company, with the Company surviving such merger as a wholly owned Subsidiary of Parent;

WHEREAS, the board of directors of the Company (the “Company Board”) unanimously has (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into this Agreement, (b) approved the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and (c) resolved to recommend that the Company’s stockholders approve the adoption of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, the managing member of Parent has (a) determined that it is in the best interests of Parent and its sole member, and declared it advisable, for Parent to enter into this Agreement and (b) adopted this Agreement and approved Parent’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement;

WHEREAS, the board of directors of Merger Sub has (a) determined that it is in the best interests of Merger Sub and its stockholder, and declared it advisable, for Merger Sub to enter into this Agreement, (b) approved Merger Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and (c) resolved to recommend that Parent, in its capacity as sole stockholder of Merger Sub, approve the adoption of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, Parent, in its capacity as sole stockholder of Merger Sub, has approved the adoption of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered to the Company, (a) a limited guaranty, dated as of the date of this Agreement, from Standard Industries Holdings Inc., a Delaware Corporation (the “Guarantor”), in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Guarantor is guaranteeing certain obligations of Parent and Merger Sub hereunder (the “Guaranty”); and (b) the Commitment Letters;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, a Company stockholder (the “Supporting Stockholder”) is entering into a Voting Agreement (the “Voting Agreement”) with the Company pursuant to which, among other things, the Supporting Stockholder has agreed to vote its shares of Company Common Stock in favor of the transactions contemplated herein; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements as specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, and each intending to be legally bound hereby, the Parties agree as follows:

Article I

THE MERGER

Section 1.01           The Merger. At the Effective Time, upon the terms and subject to the conditions set forth herein, Merger Sub shall be merged with and into the Company in accordance with Section 251 of the Delaware General Corporation Law (the “DGCL”) and this Agreement (the “Merger”) and the separate corporate existence of Merger Sub shall cease. The Company shall be the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware.

Section 1.02          The Effective Time. As soon as practicable on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger relating to the Merger (the “Certificate of Merger”) duly executed and acknowledged in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective at the time the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time being referred to herein as the “Effective Time”).

Section 1.03          The Closing. Unless this Agreement has been terminated in accordance with Section 8.01, the consummation of the Merger (the “Closing”) shall take place remotely by the exchange of documents and signatures (or their electronic counterparts) at 10:00 a.m., New York City time, on the third (3rd) Business Day after the satisfaction or waiver of the conditions to the Closing set forth in Article VII (except for those conditions to the Closing that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at such time), unless another time, date or place is mutually agreed to in writing by the Parties; provided that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (except for those conditions to the Closing that by their terms are to be satisfied at the Closing), then the Closing shall take place instead on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) any Business Day during the Marketing Period as may be specified by Parent on no fewer than three (3) Business Days’ prior written notice to the Company and (b) the third (3rd) Business Day immediately after the last day of the Marketing Period (subject, in the case of each of (a) and (b), to the satisfaction or waiver of the conditions set forth in Article VII at or prior to such time (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time)), unless another date is agreed to in writing by the Parties. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.04           Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

Section 1.05           Organizational Documents. As of the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated to be the same as the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and in accordance with applicable Law, except that the name of the Surviving Corporation shall be “W. R. Grace & Co.” and references to the incorporator therein shall be deleted. As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to be the same as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and in accordance with applicable Law, except that the name of the Surviving Corporation shall be “W. R. Grace & Co.”

Section 1.06           Surviving Corporation Directors and Officers. Except as otherwise determined by Parent prior to the Effective Time, (a) the directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and (b) the officers of the Company as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Article II

EFFECT ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES AND BOOK-ENTRY SHARES

Section 2.01           Effect of Merger on Capital Stock.

(a)           Treatment of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of shares of Company Common Stock:

(i)            Cancellation of Treasury and Certain Other Stock. Each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) that is owned by the Company as treasury stock, if any, each share of Company Common Stock that is owned by a wholly owned Subsidiary of the Company, if any, and each share of Company Common Stock that is owned, directly or indirectly, by Parent, Merger Sub or any other Subsidiary of Parent, if any, immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof;

(ii)           Conversion of Company Common Stock. Subject to Section 2.01(b) and except as otherwise provided in this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for shares to be cancelled and retired in accordance with Section 2.01(a)(i) and the Dissenting Shares) shall be converted automatically into the right to receive an amount in cash (without interest) equal to the Merger Consideration, payable as provided in Section 2.02, and, when so converted, shall automatically be cancelled and retired and shall cease to exist; and

(iii)          Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)         Adjustments to Merger Consideration. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company (or any other securities convertible therefor or exchangeable thereto) shall occur as a result of any reclassification, stock split (including a reverse stock split), combination, exchange or readjustment of shares, stock dividend or stock distribution, or any similar event, the Merger Consideration and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

Section 2.02       Payment for Shares.

(a)          Paying Agent. Prior to the Effective Time, Parent and the Company shall mutually agree upon, and Parent shall appoint, a bank or trust company to act as paying agent (the “Paying Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration in accordance with this Article II, and, in connection therewith, Parent shall enter into an agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities with respect to this Agreement. Prior to the Effective Time, Parent shall irrevocably deposit or cause to be deposited with the Paying Agent, in trust for the benefit of the holders of Company Common Stock contemplated by Section 2.01(a)(ii), cash in an amount equal to the aggregate amount of the Merger Consideration pursuant to Section 2.01(a)(ii) (the “Payment Fund”) and shall provide written evidence reasonably satisfactory to the Company of the completion of such deposit. The Company shall cooperate as requested by Parent to deposit Available Cash of the Company with the Paying Agent in the Payment Fund at the Effective Time (provided that (a) the deposit of such amount with the Paying Agent shall not violate any applicable Law and (b) such request is made no later than three (3) Business Days prior to the Closing Date). The Paying Agent shall deliver the Merger Consideration to be paid pursuant to Section 2.01(a)(ii) out of the Payment Fund, and except as provided in Section 2.02(d), the Payment Fund shall not be used for any other purpose.

(b)           Payment Procedures.

(i)            Certificates. Promptly (but no later than two (2) Business Days) after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (a “Certificate”) and whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01(a)(ii): (A) a letter of transmittal, which shall specify that delivery shall be effected, and that risk of loss and title to Certificates held by such holder will pass, only upon delivery of such Certificates (or affidavits of loss in lieu thereof) to the Paying Agent and which shall be in form and substance reasonably satisfactory to Parent and the Company, and (B) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration pursuant to Section 2.01(a)(ii) with respect to such shares. Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions, the holder of such Certificate (or affidavit of loss in lieu thereof) shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, the Merger Consideration payable pursuant to the provisions of this Article II in respect of each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled.

(ii)           Book-Entry Shares. No holder of non-certificated shares of Company Common Stock represented by book-entry immediately prior to the Effective Time (“Book-Entry Shares”) and whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01(a)(ii) shall be required to deliver a Certificate or letter of transmittal in respect of such Book-Entry Shares or surrender such Book-Entry Shares to the Paying Agent in order to receive the Merger Consideration. In lieu thereof, each Book-Entry Share shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, the Merger Consideration payable pursuant to the provisions of this Article II in respect of each share of Company Common Stock formerly represented by such Book-Entry Share, and the Book-Entry Share so surrendered shall forthwith be cancelled.

(iii)          Until surrendered, in the case of a Certificate, or paid, in the case of a Book-Entry Share, in each case, as contemplated by this Section 2.02(b), each Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Section 2.02(b). The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and make such payments and deliveries with respect to Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices.

(iv)          From and after the Effective Time, no further transfers may be made on the records of the Company or its transfer agent of Certificates or Book-Entry Shares that were outstanding immediately prior to the Effective Time. If any Certificate or Book-Entry Share is presented to the Surviving Corporation, its transfer agent, Parent or the Paying Agent for transfer following the Effective Time, such Certificate or Book-Entry Share shall be cancelled against delivery of the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate or Book-Entry Share as provided in Section 2.01(a)(ii).

(v)           If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the Certificate or Book-Entry Share is registered, it will be a condition precedent of payment that:

(A)        either (1) the Certificate so surrendered is properly endorsed or is otherwise in proper form for transfer or (2) the Book-Entry Share is properly transferred; and

(B)         the Person requesting such payment shall have (1) paid any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Book-Entry Share or (2) established to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(vi)          At any time after the Effective Time and until surrendered, in the case of a Certificate, or paid, in the case of a Book-Entry Share, in each case as contemplated by this Section 2.02, each Certificate or Book-Entry Share shall be deemed to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate or Book-Entry Share as contemplated by Section 2.01(a)(ii) (subject to Section 2.04 in respect of Dissenting Shares). No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable hereunder in respect of the shares of Company Common Stock represented by Certificates or Book-Entry Shares.

(c)           Termination of Payment Fund. The Paying Agent will deliver to the Surviving Corporation, upon the Surviving Corporation’s demand, any portion of the Payment Fund (including any interest and other income received by the Paying Agent in respect of all such funds) which remains undistributed to the former holders of Certificates or Book-Entry Shares upon expiration of the period ending one (1) year after the Effective Time. Thereafter, any former holder of Certificates or Book-Entry Shares prior to the Merger who has not complied with this Section 2.02 prior to such time may look only to the Surviving Corporation and Parent for payment of his, her or its claim for Merger Consideration to which such holder may be entitled.

(d)           Investment of Payment Fund. The Paying Agent shall invest any cash in the Payment Fund if and as directed by Parent; provided that such investment shall be in obligations of, or guaranteed by, the United States, in commercial paper obligations of issuers organized under the Law of a state of the United States, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10,000,000,000. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the Payment Fund shall diminish the rights of any of the Company’s stockholders to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall reasonably and promptly replace or restore the cash in the Payment Fund, so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(e)           No Liability. None of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any Person in respect of any portion of the Payment Fund delivered to a public official as required by any applicable abandoned property, escheat or similar Law.

(f)            Withholding Taxes. Each of Parent, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the amount otherwise payable to any Person pursuant to this Agreement such amounts for Taxes that Parent, the Company, the Surviving Corporation or the Paying Agent, as applicable, is required to deduct and withhold with respect to the making of such payment under applicable Tax Law. Amounts so deducted and withheld shall be timely paid over to the appropriate taxing authority and shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(g)           Lost, Stolen or Destroyed Certificates. If any Certificate formerly representing shares of Company Common Stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it, the Surviving Corporation or the Paying Agent with respect to such Certificate, Parent will cause the Paying Agent or the Surviving Corporation to deliver and pay, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration payable in respect thereof pursuant to this Agreement.

Section 2.03       Equity Awards.

(a)          Company Options and Company SARs. At the Effective Time, each Company Option and Company SAR that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled by virtue of the Merger and without any action on the part of the holder thereof, in consideration for the right to receive, as promptly as practicable (but no later than three (3) Business Days) following the Effective Time, a cash payment (without interest and less applicable withholding Taxes) with respect thereto equal to the product of (i) the number of shares of Company Common Stock subject to such Company Option or Company SAR as of immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Option or Company SAR as of immediately prior to the Effective Time. For the avoidance of doubt, any Company Option or Company SAR which has an exercise price per share of Company Common Stock that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(b)           Company RSU Awards and Company Performance Share Awards. At the Effective Time, each Company RSU Award and each Company Performance Share Award that is outstanding as of immediately prior to the Effective Time shall be assumed by virtue of the Merger pursuant to Section 15(b) of the applicable Company Stock Plan and without any action on the part of the holder thereof, converted into the right to receive a cash payment (without interest) equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU Award or Company Performance Share Award as of immediately prior to the Effective Time and (ii) the Merger Consideration (the “Company RSU Consideration”). For each Company Performance Share Award outstanding at the Effective Time, the actual Company RSU Consideration that will become payable will be determined based on (A) for Company Performance Share Awards issued in 2019, actual performance (measured consistent with the terms of the Company Performance Share Award represented by the Company RSU Consideration) through the end of the applicable performance period and (B) for Company Performance Share Awards issued in 2020 or 2021, target performance. The Company RSU Consideration shall remain subject to Vesting and Other Terms, in each case to the Company RSU Award or Company Performance Share Award to which such Vesting and Other Terms relate, and will be paid in accordance with the Vesting and Other Terms. For purposes of this Agreement and the Company RSU Consideration, the term “Vesting and Other Terms” shall mean all definitions, retirement vesting provisions, tax withholding and payment timing provisions, and employment termination protections set forth in Section 15(b) of the applicable Company Stock Plan, except that for Company RSU Consideration that represents Company RSU Awards or Company Performance Share Awards that would otherwise vest beyond the second anniversary of the Closing Date, the service-vesting schedule shall be accelerated to the business day that most immediately precedes the second anniversary of the Closing Date. Prior to the Effective Time, the Company, the Company Board and/or the appropriate committee thereof, as applicable, shall adopt any resolutions that are necessary to effectuate the provisions of this Section 2.03.

(c)           Prior to the Effective Time, the Company, the Company Board and/or the appropriate committee thereof, as applicable, shall adopt any resolutions that are necessary to effectuate the provisions of this Section 2.03.

Section 2.04      Appraisal Rights.

(a)           Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have not voted in favor of or consented to the adoption of this Agreement and who are entitled to demand and have properly demanded their rights to be paid the fair value of such shares of Company Common Stock in accordance with Section 262 of the DGCL (a “Dissenting Share”) shall not be cancelled and converted into the right to receive the Merger Consideration as provided in Section 2.01 and Section 2.02, and the holders of Dissenting Shares shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided that if, after the Effective Time, any such holder fails to perfect or otherwise effectively waives, withdraws or loses such right, such Dissenting Shares shall thereupon be treated as if they had been converted into, and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration as provided in accordance with Section 2.01 and Section 2.02, without any interest thereon.

(b)           The Company shall notify Parent as promptly as reasonably practicable of any notices of intent, demands or other communications received by the Company for appraisal of any shares of Company Common Stock and attempted withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Section 262 of the DGCL, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands for appraisal; provided that, after the date hereof until the Effective Time, Parent shall keep the Company reasonably informed with respect to such negotiations and proceedings. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, and Parent shall not, without the prior written consent of the Company, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Reports publicly available and filed with or furnished to the SEC on or after January 1, 2020 and prior to the date hereof (excluding any disclosures set forth in any “risk factors” section or in any “forward-looking statements” section or in any other section to the extent they are similarly forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) subject to Section 9.04(j), as set forth in the corresponding section of the disclosure schedule delivered by the Company to Parent concurrently with the execution and delivery by the Company of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.01      Organization, Standing and Power.

The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Subsidiaries of the Company (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except where the failure to be so organized, existing or in good standing (x) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (y) would not reasonably be expected, individually or in the aggregate, to prevent the Company from consummating the Merger by the End Date. Each of the Company and the Company Subsidiaries has all requisite entity power and authority to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of the amended and restated certificate of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”) and the amended and restated bylaws of the Company in effect as of the date of this Agreement (the “Company Bylaws”) and of the certificate of incorporation and bylaws of W. R. Grace & Co.-Conn, a Connecticut corporation in effect on the date of this Agreement.

Section 3.02      Company Subsidiaries. All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable, and all of the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary that are owned by the Company or by another Company Subsidiary are so owned free and clear of (a) all pledges, liens, licenses, covenants not to sue, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) and (b) any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except, in the case of the foregoing clauses (a) and (b), as imposed by this Agreement, the Organizational Documents of the Company Subsidiaries or applicable Laws. Section 3.02 of the Company Disclosure Schedule lists each entity in which the Company directly or indirectly holds equity interests, its jurisdiction of organization and the percentage of its equity interests directly or indirectly held by the Company.

Section 3.03      Capital Structure.

(a)           The authorized capital stock of the Company consists of 353,000,000 shares, of which 300,000,000 shares are Company Common Stock of the par value $0.01 per share, and 53,000,000 shares are preferred stock of the par value $0.01 per share (the “Preferred Stock”). At the close of business on April 22, 2021, (i) 66,248,250 shares of Company Common Stock were issued and outstanding, (ii) no shares of Preferred Stock were issued and outstanding, (iii) 11,208,383 shares of Company Common Stock were held by the Company in its treasury, (iv) Company RSU Awards with respect to an aggregate of 260,487 shares of Company Common Stock were issued and outstanding and an additional 18,436 Company RSU Awards were issued and outstanding to be settled in cash, (v) Company Performance Share Awards with respect to an aggregate of 351,072 shares of Company Common Stock based on achievement of applicable performance criteria at the target level (or an aggregate of 702,144 shares of Company Common Stock based on achievement of applicable performance criteria at the maximum level) were issued and outstanding, (vi) Company Options with respect to an aggregate of 1,126,325 shares of Company Common Stock were issued and outstanding and (vii) 481 Company SARs were issued and outstanding to be settled in cash. At the close of business on April 22, 2021, an aggregate of 6,118,932 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans. Since the close of business on April 22, 2021 until the execution of this Agreement, (1) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company, other than issuances of shares pursuant to the exercise, settlement or vesting of Company Options, Company RSU Awards, Company Performance Share Awards or Company SARs, in each case, that were outstanding as of the close of business on April 22, 2021, and (2) there have been no issuances by the Company of options, warrants, other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock.

(b)           All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued upon the settlement or exercise (as applicable) of Company RSU Awards, Company Performance Share Awards, Company SARs and Company Options will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right. Except as set forth in this Section 3.03 or pursuant to the terms of this Agreement, there are not issued, reserved or committed for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (ii) any warrants, calls, options, convertible rights or other similar rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary (the foregoing clauses (i) and (ii), collectively, “Equity Securities”). Except pursuant to the Company Stock Plan, there are not any outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Securities. There is no outstanding Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. No Subsidiary of the Company owns any capital stock of the Company. Except for its interests (A) in its Subsidiaries and (B) in any Person in connection with any joint venture, partnership or other similar arrangement with a third party, the Company does not own, directly or indirectly, any capital stock of, or other equity interests in any Person.

Section 3.04      Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and agreements hereunder and to consummate the Merger, subject only, in the case of the Merger, to the receipt of the Company Stockholder Approval. The Company Board has unanimously adopted resolutions, at a meeting duly called at which a quorum of directors of the Company was present, (a) determining that it is in the best interests of the Company and its stockholders, and declaring it advisable, for the Company to enter into this Agreement, (b) approving the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby and (c) resolving to recommend that the Company’s stockholders approve the adoption of this Agreement and the consummation of the transactions contemplated hereby (the “Company Board Recommendation”) and directing that this Agreement be submitted to the Company’s stockholders for approval at a duly held meeting of such stockholders for such purpose (the “Company Stockholders Meeting”). Such resolutions have not been amended or withdrawn as of the date of this Agreement. Except for (i) the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting (the “Company Stockholder Approval”) and (ii) the filing of the Certificate of Merger as required by the DGCL, no other vote or corporate proceedings on the part of the Company or its stockholders are necessary to authorize, adopt or approve this Agreement or to consummate the Merger. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exceptions”).

Section 3.05       No Conflicts; Consents.

(a)            The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its covenants and agreements hereunder and the consummation of the Merger will not, (i) subject to obtaining the Company Stockholder Approval, conflict with, or result in any violation of any provision of, the Company Charter or the Company Bylaws, (ii) other than the Consents set forth in Section 3.05(a)(ii) of the Company Disclosure Schedule (the “Required Consents”), conflict with, result in any violation of, or default (with or without notice, lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract or Permit binding on the Company or any of its Subsidiaries or by which any of their respective properties or assets is bound or (iii) subject to obtaining the Company Stockholder Approval and the Consents referred to in Section 3.05(b) and making the Filings referred to in Section 3.05(b), conflict with, or result in any violation of any provision of, any Law applicable to the Company or any Company Subsidiary or their respective properties or assets, except for, in the case of the foregoing clauses (ii), and (iii) any matter that (x) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (y) would not reasonably be expected, individually or in the aggregate, to prevent the Company from consummating the Merger by the End Date.

(b)           No consent, waiver or Permit (“Consent”) of or from, or registration, declaration, notice or filing (“Filing”) to or with, any Governmental Entity is required to be obtained or made by the Company or any Company Subsidiary in connection with the Company’s execution and delivery of this Agreement or its performance of its covenants and agreements hereunder or the consummation of the Merger, except for the following:

(i)            (A) the filing with the Securities and Exchange Commission (the “SEC”), in preliminary and definitive form, of the Proxy Statement, (B) the filing with the SEC of such reports and documents under, and such other compliance with, the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Exchange Act”), or the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Securities Act”), as may be required in connection with this Agreement or the Merger and (C) compliance with applicable state securities or “blue sky” Laws and the securities Laws of any foreign country;

(ii)           compliance with, Filings under and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and such other Consents or Filings as are required to be obtained or made under any other Antitrust Law (the Consents and Filings referred to in this clause (ii), collectively, the “Required Statutory Approvals”);

(iii)          the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business;

(iv)          Filings and Consents as are required to be made or obtained under state or federal property transfer Laws;

(v)           compliance with any applicable requirements of the NYSE; and

(vi)          such other Filings or Consents the failure of which to make or obtain (x) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (y) would not reasonably be expected, individually or in the aggregate, to prevent the Company from consummating the Merger by the End Date.

Section 3.06       Company Reports; Financial Statements.

(a)           The Company has furnished or filed, on a timely basis, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2019 (such documents, together with all exhibits, financial statements, including the Company Financial Statements, and schedules thereto and all information incorporated therein by reference, but excluding the Proxy Statement, and those documents filed or furnished to the SEC subsequent to the date of this Agreement being collectively referred to as the “Company Reports”). Each Company Report (i) at the time furnished or filed, complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder), as the case may be, applicable to such Company Report and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company (including all related notes and schedules) included in the Company Reports (the “Company Financial Statements”) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and the Company’s consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments). As of the date of this Agreement, none of the Company Reports are subject to outstanding or unresolved SEC comments or, to the Knowledge of the Company, subject to ongoing SEC review.

(b)           Neither the Company nor any Company Subsidiary has any liability or obligations of any nature, except liabilities (i) reflected or reserved against in the most recent balance sheet (including the notes thereto) of the Company and the Company Subsidiaries included in the Company Reports filed prior to the date hereof, (ii) incurred in the ordinary course of business after December 31, 2020, (iii) incurred in connection with the Merger or any other transaction or agreement expressly contemplated by this Agreement or (iv) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for the year ended December 31, 2020, and such assessment concluded that such controls were effective. The Company (i) maintains “disclosure controls and procedures” required by Rule 13a-15 or 15d-15 under the Exchange Act that are effective in providing reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents and to maintain accountability for assets, that access to assets is permitted only in accordance with authorizations of management and directors of the Company and that receipts and expenditures of the Company are being made only in accordance with the authorizations of management and directors of the Company and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since January 1, 2019, none of the Company or any of its Subsidiaries has received any material written complaints from any source regarding accounting, internal accounting controls or auditing practices of the Company or any of its Subsidiaries, including any material written complaints that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

Section 3.07      Absence of Certain Changes or Events. Since December 31, 2020, to the date of this Agreement, (a) the Company has conducted its business in the ordinary course of business in all material respects and (b) there has not occurred any fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.08       Taxes.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)            (A) all Tax Returns required to have been filed by the Company or any Company Subsidiary have been timely filed (taking into account any extension of time within which to file), and such Tax Returns are accurate and complete, and (B) all Taxes required to be paid by the Company and each Company Subsidiary have been timely paid, except, in the case of clauses (A) and (B), with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP;

(ii)           (A) there are no pending or, to the Knowledge of the Company, threatened in writing audits, examinations, investigations or other proceedings by any taxing authority for any amount of unpaid Taxes asserted against the Company or any Company Subsidiary, and (B) as of the date of this Agreement, with respect to any tax years open for audit as of the date hereof, neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of a period for the assessment of any Tax (other than pursuant to extensions to file Tax Returns obtained in the ordinary course of business);

(iii)          neither the Company nor any Company Subsidiary is a party to any Tax sharing, allocation or indemnification agreement, except for such an agreement (A) exclusively between or among the Company and Company Subsidiaries, or (B) that is a customary commercial, leasing, borrowing or employment contract entered into in the ordinary course of business or a purchase agreement the principal purpose of which does not relate to Taxes (contracts and agreements set forth in this clause (B), “Customary Agreements”);

(iv)          neither the Company nor any Company Subsidiary has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor or by contract (other than any Customary Agreement);

(v)          within the past two (2) years or otherwise as part of a plan that may reasonably be expected to include the transactions contemplated by this Agreement, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code;

(vi)          neither the Company nor any Company Subsidiary has entered into any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b) in any tax year for which the statute of limitations has not expired;

(vii)         the charges, accruals and reserves with respect to Taxes included in the Company Financial Statements have been established in accordance with GAAP; and

(viii)        the Company has made available to Parent prior to the date of this Agreement copies of the U.S. federal and German federal income Tax Returns filed by the Company and the Company Subsidiaries prior to the date of this Agreement with respect to tax years ending on, and since, December 31, 2016.

(b)           Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties contained in this Section 3.08 and, insofar as the Code or the IRS are specifically referenced therein, Section 3.09, are the sole and exclusive representations and warranties of the Company relating to Taxes or Tax matters, and no other representation or warranty of the Company contained herein shall be construed to relate to Taxes or Tax matters.

Section 3.09       Employee Benefits.

(a)         Section 3.09(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of each material Company Benefit Plan.

(b)           With respect to each material U.S. Company Benefit Plan, the Company has made available to Parent, to the extent applicable, complete and accurate copies of (i) the plan document (or, if such arrangement is not in writing, a written description of the material terms thereof), including any amendment thereto and any summary plan description thereof, (ii) the most recent audited financial statement and actuarial or other valuation report prepared with respect thereto, (iii) the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) with respect thereto and (iv) the most recently received IRS determination letter or, if applicable, current IRS opinion or advisory letter (as to qualified plan status).

(c)           (i) Each U.S. Company Benefit Plan has been maintained in all material respects in compliance with its terms and with the requirements prescribed by ERISA, the Code and all other applicable Laws, (ii) there are no pending or, to the Knowledge of the Company, threatened proceedings against any U.S. Company Benefit Plan, or the Company or any Company Subsidiary with respect to any U.S. Company Benefit Plan, and (iii) to the Knowledge of the Company, no U.S. Company Benefit Plan is under audit or is the subject of an administrative proceeding by the IRS, the Department of Labor, or any other Governmental Entity, nor is any such audit or other administrative proceeding, to the Knowledge of the Company, threatened.

(d)           Each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code is listed on Section 3.09(d) of the Company Disclosure Schedule and, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect: (i) each such Company Benefit Plan satisfies all minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived; (ii) no Lien in favor of any such Company Benefit Plan has arisen under Section 430(k) of the Code or Section 303(k) of ERISA; (iii) such Company Benefit Plan is not in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (iv) the Company has delivered or made available to Parent a copy of the most recent actuarial valuation report for such Company Benefit Plan and such report is complete and accurate in all material respects; and (v) to the Knowledge of the Company, the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate such Company Benefit Plan.

(e)           None of the Company, the Company Subsidiaries or any of their respective ERISA Affiliates has, in the past six (6) years, maintained, established, contributed to, been obligated to contribute to, or has any material liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to, any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(f)            With respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, (i) the IRS has issued a favorable determination, opinion or advisory letter with respect to such Company Benefit Plan and its related trust, and such letter has not been revoked (nor has revocation been threatened in writing), and (ii) to the Knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan or the related trust.

(g)           With respect to any ERISA Plan, neither the Company nor a Company Subsidiary nor any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) in connection with which the Company or a Company Subsidiary reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that would be material to the Company or the applicable Company Subsidiary.

(h)           Neither the Company nor any Company Subsidiary has any liability for providing health, medical or other welfare benefits after retirement or other termination of employment, except for coverage or benefits required to be provided under Section 4980(B)(f) of the Code or other applicable Law.

(i)            Except as expressly provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Merger (either alone or in conjunction with any other event) will (i) entitle any Company Personnel to any material compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefit or trigger any other material obligation under any Company Benefit Plan, (iii) result in any payment that would, individually or in combination with any other such payment, not be deductible under Section 280G of the Code, (iv) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (v) otherwise give rise to any material liability under any Company Benefit Plan or (vi) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time.

(j)            Each Non-U.S. Company Benefit Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, (iii) has been maintained in all material respects in compliance with all applicable Laws and (iv) there is no pending, or to the Knowledge of the Company, threatened litigation relating to any Non-U.S. Company Benefit Plan that would be expected to result in a material liability to the Company.

(k)           Neither the Company nor any of the Company Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

Section 3.10      Labor Matters. Except as set forth in Section 3.10 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any Collective Bargaining Agreement covering employees in the United States or outside of the United States. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (a) there are no labor union representation or certification proceedings with respect to employees of the Company or any Company Subsidiary pending or, to the Knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board, (b) to the Knowledge of the Company, there are no labor union organizing activities with respect to employees of the Company or any Company Subsidiary, (c) there are no labor union strikes, slowdowns, work stoppages or lockouts or other material labor disputes pending or, to the Knowledge of the Company, threatened in writing against or affecting the Company or any Company Subsidiary, and (d) as of the date of this Agreement, neither the Company nor any Company Subsidiary is required to obtain approval from any labor union, works council or similar organization to effect the Merger.

Section 3.11      Litigation. There is no Claim before any Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There is no Judgment outstanding against or, to the Knowledge of the Company, pending investigation by any Governmental Entity of, the Company or any Company Subsidiary that, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.12      Compliance with Applicable Laws; Permits. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and the Company Subsidiaries are, and since December 31, 2016, have been, in compliance with all applicable Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all Permits applicable to the business and operations of the Company and the Company Subsidiaries are in full force and effect and are not subject to any pending or, to the Knowledge of the Company, threatened administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof, and (b) the Company and each of the Company Subsidiaries is, and since December 31, 2016, has been, in compliance with the terms and requirements of such Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2016, neither the Company nor any of the Company Subsidiaries has received any written notice that the Company or any of the Company Subsidiaries is or has been in violation of any Law applicable to the Company or any of its Subsidiaries or any Permit. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no actions pending, threatened in writing or, to the Knowledge of the Company, otherwise threatened that would reasonably be expected to result in the revocation, withdrawal, suspension, nonrenewal, termination, revocation or adverse modification or limitation of any such Permit applicable to the business and operations of the Company and the Company Subsidiaries.

Section 3.13      Anti-Corruption; Anti-Bribery; Anti-Money Laundering.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company, its Subsidiaries, each of their directors and officers and, to the Knowledge of the Company, employees, agents and each other Person acting on behalf of the Company or its Subsidiaries are in compliance with and for the past five (5) years, have complied with (a) the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and (b) the provisions of any other applicable anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries currently operate or have operated and in which any agent thereof is conducting or has conducted business on behalf of the Company or any of its Subsidiaries (such Laws, together with the FCPA, the “Anti-Corruption Laws”). The Company and its Subsidiaries have since January 1, 2019 (i) instituted policies and procedures that are reasonably designed to ensure compliance in all material respects with the FCPA and other applicable Anti-Corruption Laws and (ii) maintained such policies and procedures in full force and effect in all material respects.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, none of the Company, its Subsidiaries, any of their directors and officers nor, to the Knowledge of the Company, each employee or other Person acting on behalf of the Company or its Subsidiaries has, in the past five (5) years, (i) been subject to actual or, to the Knowledge of the Company, pending or threatened proceedings, settlements or enforcement actions alleging violations on the part of any of the foregoing Persons of, the FCPA or other Anti-Corruption Laws or (ii) directly or indirectly, paid, offered or promised to pay, or authorized or ratified the payment of any monies, gifts or anything of value (A) which would violate any applicable Anti-Corruption Law, including the FCPA, or (B) to any national, provincial, municipal or other official of any Governmental Entity or any political party or candidate for political office for the purpose of (x) obtaining or retaining business, or directing business to any Person or (y) securing any other improper benefit or advantage.

Section 3.14       Export and Sanctions Regulations.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, for the past five (5) years, the Company and each of its Subsidiaries has been, and currently is, in compliance with applicable economic sanctions and export control Laws in jurisdictions in which the Company or any of its Subsidiaries do business or are otherwise subject to jurisdiction, including the U.S. International Traffic in Arms Regulations, the U.S. Export Administration Regulations, and U.S. sanctions Laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State (collectively, “Export and Sanctions Regulations”).

(b)           Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, none of the Company or any of its Subsidiaries, nor any of their directors or officers, nor, to the Knowledge of the Company, any agent, employee or other Person acting on behalf of any of the Company or its Subsidiaries, in their capacity as such, is currently, or has been in the past five (5) years: (i) a Sanctioned Person or (ii) engaging in any dealings or transactions with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country, to the extent such activities would cause the Company to violate applicable Export and Sanctions Regulations.

(c)           For the past five (5) years, the Company and its Subsidiaries have (i) instituted policies and procedures that are reasonably designed to ensure compliance in all material respects with the Export and Sanctions Regulations in each jurisdiction in which the Company and its Subsidiaries operate or are otherwise subject to jurisdiction and (ii) maintained such policies and procedures in full force and effect in all material respects.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, for the past five (5) years, neither the Company nor any of its Subsidiaries (i) has been found in violation of, charged with or convicted of violating, any Export and Sanctions Regulations, (ii) has been under investigation by any Governmental Entity for possible violations of any Export and Sanctions Regulations, (iii) has been assessed civil penalties under any Export and Sanctions Regulations or (iv) has filed any voluntary disclosures with any Governmental Entity regarding possible violations of any Export and Sanctions Regulations.

Section 3.15       Takeover Statutes. Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.11 are true and correct: (a) the Merger is not subject to any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other antitakeover statute or regulation (each, a “Takeover Statute”) or any antitakeover provision in the Company Charter or Company Bylaws, and the Company has no rights plan, “poison pill” or similar agreement that is applicable to this Agreement or the transactions contemplated hereby; and (b) the Company Board resolutions described in Section 3.04 are effective to exempt the transactions contemplated by this Agreement from Section 203 of the DGCL.

Section 3.16       Environmental Matters. Except for matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)            the Company and the Company Subsidiaries are and, since December 31, 2016, have been in compliance with all Environmental Laws except for matters that have been fully resolved, and neither the Company nor any Company Subsidiary has received any written communication from a Governmental Entity or other Person that alleges that the Company or any Company Subsidiary is in violation of or subject to liability under any Environmental Law or any Environmental Permit except for matters that have been fully resolved;

(b)            with respect to all Environmental Permits necessary to conduct the respective operations of the Company and the Company Subsidiaries as currently conducted, (A) the Company and each of the Company Subsidiaries have obtained and are in compliance with, or have filed timely applications for, all such Environmental Permits, (B) all such Environmental Permits are valid and in good standing and (C) neither the Company nor any Company Subsidiary has received written notice from any Governmental Entity seeking to modify, revoke or terminate, any such Environmental Permits;

(c)            there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that have not been fully resolved;

(d)            (A) there are and have been no Releases of Hazardous Materials at any property currently or formerly owned, leased or operated by the Company or any Company Subsidiary that would reasonably be expected to form the basis of any Environmental Claim against, or otherwise result in liability to the Company or any Company Subsidiary, and (B) neither the Company nor any Company Subsidiary is subject to liability relating to any off-site disposal of Hazardous Materials or contamination of non-owned properties or damage to natural resources relating to any Hazardous Materials; and

(e)            neither the Company nor any Company Subsidiary is subject to any order, decree or injunction with any Governmental Entity or any indemnity or other written contractual agreement with any third party requiring it to assume or incur any material liability or obligations under any Environmental Law.

Section 3.17       Contracts.

(a)            Except for this Agreement, Company Benefit Plans and Collective Bargaining Agreements, as of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to (each of the following, excluding any Company Benefit Plan or Collective Bargaining Agreement, being referred to herein as a “Company Material Contract”):

(i)            any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed;

(ii)           any Contract that contains any covenant restricting or limiting, in a respect or to a degree that is material to the Company and the Company Subsidiaries, taken as a whole, the ability of the Company or any of the Company Subsidiaries to engage in any line of business or compete with any Person or to solicit customers or suppliers, in each case, in any geographic area;

(iii)          any Contract with a customer that obligates the Company or its Subsidiaries to conduct business with any third party on an exclusive basis or that contains “most favored nation” or similar covenants in a respect or to a degree that is material to the Company and the Company Subsidiaries, taken as a whole;

(iv)          any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing Indebtedness for borrowed money (other than trade payables in the ordinary course) or any financial guaranty, in each case with respect to a principal amount in excess of $50,000,000;

(v)           any joint venture, partnership or limited liability company agreement or other similar Contract, relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(vi)          any settlement agreement, conciliation or similar Contract that requires by its terms the Company or any of the Company Subsidiaries to pay consideration of more than $20,000,000 after the date of this Agreement or that contains material continuing restrictions on the business and operations of the Company or any of its Subsidiaries;

(vii)         any Contract pursuant to which the Company or any of the Company Subsidiaries grants or receives a license or other right to Intellectual Property that is material to the Company and the Company Subsidiaries, taken as a whole (other than shrink-wrap, click-through or off-the-shelf software licenses and any other non-exclusive licenses to non-customized, commercially available software);

(viii)        any Contract that limits or restricts the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partnership interests, membership interests or other equity interests;

(ix)           any Contract that provides for the acquisition or disposition by the Company or any of its Subsidiaries of any business (whether by merger, sale of stock, sale of assets or otherwise) or any real property that would, in each case, reasonably be expected to result in the receipt or making by the Company or any Subsidiary of the Company of future payments in excess of $25,000,000;

(x)            any acquisition agreement that contains “earn-out” or other contingent payment obligations pursuant to which the Company or any Company Subsidiary has material continuing obligations as of the date of this Agreement;

(xi)           any Contract that provides for the procurement of services or supplies from a Company Top Supplier by the Company or any of its Subsidiaries, or provides for sales to a Company Top Customer by the Company or any of its Subsidiaries;

(xii)          any Contract that is not described in clauses (i) through (xi) above and requires annual aggregate payments by or to the Company and the Company Subsidiaries of more than $50,000,000 or that if breached, terminated or not renewed would have, or would reasonably be expected to have, a Company Material Adverse Effect; and

(xiii)         any Contract providing for any continuing indemnification obligation of the Company or any of the Company Subsidiaries in an amount that is material to the Company and the Company Subsidiaries, taken as a whole.

(b)         True, correct and complete copies of each Company Material Contract have been publicly filed with the SEC prior to the date of this Agreement or otherwise made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, subject in all respects to the Bankruptcy and Equity Exceptions, (ii) to the Knowledge of the Company, each such Company Material Contract is in full force and effect and (iii) as of the date hereof, neither the Company nor any Company Subsidiary is in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is in breach or default thereunder.

Section 3.18       Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has either good and marketable fee simple title or valid leasehold, easement or other rights, to the land, buildings, structures and other improvements thereon and fixtures thereto (a) that were reflected in the latest audited balance sheet included in the Company Reports as of the date hereof as being owned or leased by the Company or a Company Subsidiary or acquired or leased after the date thereof and (b) that are necessary to permit it to conduct its business as currently conducted.

Section 3.19       Intellectual Property; IT Assets; Data Privacy.

(a)            Section 3.19(a) of the Company Disclosure Schedule sets forth a true and complete list of all material Registered Intellectual Property owned by the Company or any of the Company Subsidiaries, indicating for each such item, as applicable, the registration or application number, registration or application date and the applicable filing jurisdiction.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)             the Company and the Company Subsidiaries own all Intellectual Property that the Company and the Company Subsidiaries purport to own (the “Company IP”), free and clear of all Liens other than licenses granted in the ordinary courses of business;

(ii)            the Company IP is subsisting, and, to the Knowledge of the Company, the issued and granted items included therein are valid and enforceable, and the Company IP is not subject to any Judgment adversely affecting the Company or the Company Subsidiaries’ use or rights to such Intellectual Property;

(iii)           the Company and the Company Subsidiaries own or have the right to use pursuant to valid and enforceable agreements all material Intellectual Property used in or necessary for their respective businesses as currently conducted, and in each case such Intellectual Property will be owned or available for use, immediately following the Closing, on the same terms as they were owned or available for use by the Company or the Company Subsidiaries immediately prior to the Closing;

(iv)          there is, and since December 31, 2018, there has been, no Claim pending or to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries concerning the ownership, validity, registrability or enforceability of any Company IP;

(v)           the conduct of the Company’s and the Company Subsidiaries’ businesses does not infringe, misappropriate or otherwise violate, and, since December 31, 2018, has not infringed, misappropriated or otherwise violated, the Intellectual Property of any other Person;

(vi)          there is no Claim pending or written notice (including any invitations to take a license) asserted, and, since December 31, 2018, the Company and its Subsidiaries have received no Claim or written notice (including any invitations to take a license), asserting any infringement, misappropriation or other violation described in Section 3.19(b)(v); to the Knowledge of the Company, since December 31, 2016, there has been no Claim threatened against the Company or any of the Company Subsidiaries asserting any infringement, misappropriation or other violation described in Section 3.19(b)(v);

(vii)         to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or, since December 31, 2018, has infringed, misappropriated or otherwise violated any Company IP;

(viii)        the Company and the Company Subsidiaries have taken all commercially reasonable measures to protect the confidentiality and value of all trade secrets and other confidential or proprietary information that are owned, used or held by the Company and the Company Subsidiaries, and, to the Knowledge of the Company, since December 31, 2018, there has been no unauthorized access to, disclosure or other misuse of such trade secrets or confidential and proprietary information;

(ix)           the Company and each of the Company Subsidiaries have obtained from all Persons (including current or former employees, officers, directors, consultants and contractors) who have created or developed Intellectual Property for or on behalf of the Company or Company Subsidiaries written, valid and enforceable present assignments of such Intellectual Property to the Company or its applicable Subsidiary;

(x)            since December 31, 2018, the IT Assets used by the Company and Company Subsidiaries (A) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by each of the Company and its Subsidiaries in connection with its business; (B) have not materially malfunctioned or failed; and (C) to the Knowledge of the Company, are free from material bugs or other defects, and do not contain any malicious code; since December 31, 2018, to the Knowledge of the Company, there has been no unauthorized access to or misuse of such IT Assets by any Person in a manner that has resulted or could reasonably be expected to result in material liability to the Company or its Subsidiaries;

(xi)           the Company and each of its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology processes with respect to the IT Assets used by the Company and Company Subsidiaries; and

(xii)          the Company and each of the Company Subsidiaries are in compliance, and since December 31, 2018, have complied with all applicable Laws and contractual obligations relating to the collection, storage, use, transfer and any other processing of any Personally Identifiable Information collected or used by, or on behalf of, the Company or any of the Company Subsidiaries in any manner, or to the Knowledge of the Company, maintained by third parties having authorized access to such information; the Company and each of the Company Subsidiaries have taken commercially reasonable steps (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to protect all such Personally Identifiable Information against loss and against unauthorized access, use, modification or disclosure, and, since December 31, 2018, to the Knowledge of the Company, there has been no unauthorized access to or misuse of any such Personally Identifiable Information.

Section 3.20       Suppliers and Customers.

(a)            Section 3.20(a) of the Company Disclosure Schedule sets forth a correct and complete list of (i) the top fifteen (15) suppliers (each a “Company Top Supplier”) and (ii) the top fifteen (15) customers (each a “Company Top Customer”), respectively, measured by the aggregate dollar amount of payments to or from, as applicable, such supplier or customer, during the calendar year 2020.

(b)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since December 31, 2018 through the date of this Agreement, (i) no Company Top Supplier or Company Top Customer has terminated or failed to renew its business relationship with the Company or its Subsidiaries and (ii) no Company Top Supplier or Company Top Customer has notified the Company or any of its Subsidiaries in writing that it intends to terminate, materially reduce or not renew its business relationship with Company or Company Subsidiaries.

Section 3.21       Insurance. As of the date hereof, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (a) the Company and the Company Subsidiaries are insured with reputable insurers against such risks and in such amounts as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries, and neither the Company nor any of the Company Subsidiaries has received notice to the effect that any of them are in default under any Insurance Policy, and (b) all fire and casualty, general liability, director and officer, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of the Company Subsidiaries (“Insurance Policies”) are in full force and effect, all premiums due with respect to all Insurance Policies have been paid and the Company and its Subsidiaries are in compliance with all contractual requirements applicable thereto contained in such Insurance Policies.

Section 3.22           Product Warranties. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each product, including the packaging and advertising related thereto, designed, formulated, manufactured, processed, sold or placed in the stream of commerce by the Company or the Company Subsidiaries or service provided by the Company or the Company Subsidiaries complies with all applicable contractual specifications, requirements and covenants and all express and implied warranties made by the Company or any of its Subsidiaries.

Section 3.23           Product Liability. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, during the past three (3) years there have not been, and there is no pending, or to the Knowledge of the Company, threatened (i) recall or investigation of any product, including the packaging of such product, designed, formulated, manufactured, or sold by the Company or the Company’s Subsidiaries or any services provided by the Company or the Company’s Subsidiaries (such products and services, collectively the “Business Products”) or (ii) claim or lawsuit seeking damages reasonably likely to exceed $2,500,000 or more or any injunctive relief against the Company or the Company’s Subsidiaries for any product liability relating to the Business Products.

Section 3.24          Affiliate Party Transactions. Except for any transactions, agreements, arrangements or understandings involving 40 North or its Affiliates, since December 31, 2019 through the date of this Agreement, there have been no material transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Person owning 5% or more of the Company Common Stock or any Affiliate of such Person or any director or executive officer of the Company or any of its Affiliates (or any “immediate family member” (within the meaning of Item 404 of Regulation S-K promulgated by the SEC) thereof), on the other hand, that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Company Reports, other than ordinary course of business employment, compensation or indemnification agreements or similar arrangements.

Section 3.25           Brokers’ Fees and Expenses. Except for Goldman Sachs & Co. LLC and Moelis & Company LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company. True and correct copies of the engagement letters with Goldman Sachs & Co. LLC and Moelis & Company LLC have been made available to Parent prior to the date of this Agreement and the fees and expenses set forth in such engagement letters are the total amount of fees and expenses due to such parties.

Section 3.26           Opinion of Financial Advisors. The Company Board has received an opinion of Goldman Sachs & Co. LLC to the effect that, as of the date of such opinion and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its affiliates) of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company Board has received an opinion of Moelis & Company LLC to the effect that, as of the date of such opinion and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of shares of Company Common Stock (other than shares owned by the Supporting Stockholder, the Company as treasury stock, shares that are owned by a wholly owned Subsidiary of the Company, or shares that are owned, directly or indirectly, by Parent or Merger Sub or any other Subsidiary of Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 3.27           No Additional Representations. Except for the representations and warranties expressly set forth in Article IV, the representations and warranties of the parties to the Voting Agreement and the representations and warranties of the Equity Investor and the Guarantor under the Equity Commitment Letter and the Guaranty, respectively, the Company specifically acknowledges and agrees that neither Parent, Merger Sub nor any of their Affiliates, Representatives or stockholders or any other Person makes, or has made, and the Company is not relying on and hereby disclaims, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to Parent, Merger Sub, their respective Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company or any of its Representatives by or on behalf of Parent or Merger Sub. Except for the representations and warranties expressly set forth in this Article III (as modified by the Company Disclosure Schedule) and the representations and warranties of the Company under the Voting Agreement, the Company hereby expressly disclaims and negates any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to (i) the Company or the Company Subsidiaries or any of the Company’s or the Company Subsidiaries’ respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or (ii) any opinion, projection, forecast, statement, budget, estimate, advice or other information (including information with respect to Filings with and Consents of any Governmental Entity or information with respect to the future revenues, results or operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of the Company or the Company Subsidiaries, as well as any other business plan and cost-related plan information of the Company or the Company Subsidiaries), made, communicated or furnished (orally or in writing), or to be made, communicated or furnished (orally or in writing), to Parent, its Affiliates or its Representatives, in each case, whether made by the Company or any of its Affiliates, Representatives or stockholders or any other Person (this clause (ii), collectively, “Company Projections”).

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.01           Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of Parent and Merger Sub has all requisite entity power and authority to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company true, complete and correct copies of the Organizational Documents of Parent in effect as of the date of this Agreement, the certificate of incorporation of Merger Sub in effect as of the date of this Agreement and the bylaws of Merger Sub in effect as of the date of this Agreement.

Section 4.02           Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its covenants and agreements hereunder and to consummate the Merger. The managing member of Parent has adopted resolutions (a) determining that it is in the best interests of Parent and its sole member, and declaring it advisable, for Parent to enter into this Agreement and (b) adopting this Agreement and approving Parent’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement. Such resolutions have not been amended or withdrawn as of the date of this Agreement. The board of directors of Merger Sub has adopted resolutions (x) determining that it is in the best interests of Merger Sub and its stockholder, and declaring it advisable, for Merger Sub to enter into this Agreement, (y) approving Merger Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and (z) resolving to recommend that its stockholder, in its capacity as the sole stockholder of Merger Sub, approve the adoption of this Agreement and the consummation of the transactions contemplated hereby. Parent has approved and adopted this Agreement by written consent in its capacity as the sole stockholder of Merger Sub. Such resolutions and written consent have not been amended or withdrawn as of the date of this Agreement. No other proceedings on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger. Parent and Merger Sub have duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against it in accordance with its terms, subject in all respects to the Bankruptcy and Equity Exceptions.

Section 4.03           No Conflicts; Consents.

(a)           The execution and delivery by Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of its covenants and agreements hereunder and the consummation of the Merger will not, (i) conflict with, or result in any violation of any provision of, the Organizational Documents of Parent or Merger Sub, (ii) conflict with, result in any violation of, or default (with or without notice, lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract or Permit binding on the Parent or Merger Sub or by which any of their respective properties or assets is bound or (iii) subject to obtaining the Consents referred to in Section 4.03(b) and making the Filings referred to in Section 4.03(b), conflict with, or result in any violation of any provision of, any Law applicable to Parent or Merger Sub or their respective properties or assets, except for, in the case of the foregoing clauses (ii) and (iii), any matter that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           No Consent of or from, or Filing made to or with, any Governmental Entity, is required to be obtained or made by Parent or any Affiliate of Parent in connection with Parent’s and Merger Sub’s execution and delivery of this Agreement or their performance of their covenants and agreements hereunder or the consummation of the Merger, except for the following:

(i)            the Required Statutory Approvals;

(ii)           the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business;

(iii)          Filings and Consents as are required to be made or obtained under state or federal property transfer Laws; and

(iv)          such other Filings or Consents the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.04          Litigation. There is no Claim before any Governmental Entity pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or any Affiliate of Parent that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity of Parent, Merger Sub or any Affiliate of Parent that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.05          Compliance with Applicable Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and Merger Sub are in compliance with all applicable Laws.

Section 4.06           Financing.

(a)           Parent is a party to and has accepted a fully executed debt commitment letter dated April 26, 2021 (together with all exhibits and schedules thereto, the “Debt Commitment Letter”) from the Lenders, pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b)           Parent is a party to and has accepted a fully executed commitment letter dated April 26, 2021 (together with all exhibits and schedules thereto, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), from Standard Industries Holdings Inc., a Delaware corporation (the “Equity Investor”), pursuant to which the Equity Investor has agreed, subject to the terms and conditions thereof, to invest in Parent the amounts set forth therein. The cash equity committed pursuant to the Equity Commitment Letter is referred to in this Agreement as the “Cash Equity.” The Cash Equity and the Debt Financing are collectively referred to in this Agreement as the “Financing.” The Equity Commitment Letter provides that the Company is an express third-party beneficiary of, and is entitled to specifically enforce, the Equity Commitment Letter.

(c)           Parent has delivered to the Company true, complete and correct copies of the executed Commitment Letters and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee amounts, pricing caps, market flex and other economic provisions that are customarily redacted in connection with transactions of this type and that could not in any event affect the conditionality, enforceability, availability or amount of the Debt Financing.

(d)           Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Lenders and the Equity Investor to provide the Debt Financing or the Cash Equity, as applicable, or any contingencies that would permit the Lenders to reduce the total amount of the Debt Financing or the Equity Investor to reduce the total amount of the Cash Equity, including any condition or other contingency relating to the amount or availability of the Debt Financing pursuant to any “flex” provision. Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Commitment Letters on or prior to the Closing Date, nor does Parent have Knowledge that any of the Lenders or the Equity Investor will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letters that could affect the availability, enforceability, conditionality or amount of the Financing contemplated by the Commitment Letters.

(e)           Assuming the accuracy of the representations and warranties of the Company set forth in Sections 3.03, 3.06 and 3.17 and the performance by the Company of its obligations under Section 5.01, in each case in all material respects, the net proceeds contemplated from the Financing, when funded in accordance with the Commitment Letters, when added together with Available Cash and marketable securities of the Company, will be sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and under the Commitment Letters, including to fund the aggregate Merger Consideration, to pay any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation on the Closing Date, and any repayment or refinancing of any outstanding indebtedness of Parent, the Company, and their respective Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement or the Commitment Letters (such amounts, collectively, the “Merger Amounts”).

(f)            The Commitment Letters constitute the legal, valid, binding and enforceable obligations of Parent and Merger Sub and, to the Knowledge of Parent, all of the other parties thereto, subject to the Bankruptcy and Equity Exceptions, and are in full force and effect. As of the date hereof, no event has occurred which (with or without notice, lapse of time or both) constitutes or would reasonably be expected to constitute a breach or failure to satisfy a condition by Parent under the terms and conditions of the Commitment Letters, and, assuming the accuracy of the representations and warranties of the Company set forth in Article III and the performance by the Company, in all material respects, of its obligations under this Agreement, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied by Parent on a timely basis or that the Financing will not be available to Parent at the Closing. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date. The Commitment Letters have not been modified, amended or altered and none of the respective commitments thereunder has been withdrawn or rescinded in any respect, and, to the Knowledge of Parent, no withdrawal or rescission thereof is contemplated. No modification or amendment to the Commitment Letters is currently contemplated.

(g)           In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

Section 4.07           Guaranty. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company a true, complete and correct copy of the Guaranty. The Guaranty is in full force and effect, has not been amended, modified, withdrawn or rescinded in any respect, and is the legal, valid, binding and enforceable obligation of the Guarantor, subject to the Bankruptcy and Equity Exceptions. No event has occurred which (with or without notice, lapse of time or both) could constitute a default or breach on the part of the Guarantor under the Guaranty.

Section 4.08           Brokers’ Fees and Expenses. Except for Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.09           Merger Sub. The authorized capital stock of Merger Sub consists of 300,000,000 shares of common stock, par value $0.01 per share. All outstanding shares of capital stock of Merger Sub are duly authorized, validly issued, fully paid and nonassessable. Parent owns all of the outstanding shares of capital stock of Merger Sub. Merger Sub has been incorporated solely for the purpose of merging with and into the Company and taking action incident to the Merger and this Agreement. Merger Sub has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations, except, in each case, as arising from the execution of this Agreement, the performance of its covenants and agreements hereunder and matters ancillary thereto.

Section 4.10           No Vote of Parent Stockholder Required. No vote of the shareholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law or the Organizational Documents of Parent in order for Parent to consummate the Merger. The vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the shareholders of Merger Sub or the holders of any other securities of Merger Sub (equity or otherwise) required in order for Merger Sub to consummate the Merger.

Section 4.11           Ownership of Company Common Stock; Interested Stockholder. Except as disclosed in the Schedule 13D prior to the date hereof, neither Parent, any Subsidiary of Parent nor any other Affiliate of Parent “beneficially owns” (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of Company Common Stock or any other Equity Securities. Assuming the accuracy of the Company Reports with respect to the Company Common Stock, neither Parent, any Subsidiary of Parent nor any of their respective Affiliates or associates is, or has been at any time during the period commencing three (3) years prior to the date hereof, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company.

Section 4.12          Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. As of the Effective Time and immediately after giving effect to all of the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the aggregate Merger Consideration and the other Merger Amounts, assuming (i) the accuracy of the representations and warranties of the Company set forth in Article III (as modified by the Company Disclosure Schedule), (ii) the performance by the Company and its Subsidiaries of the covenants and agreements set forth in Article V (as modified by the Company Disclosure Schedule) in all material respects, Parent and its Subsidiaries, taken as a whole, will be Solvent. For purposes of this Section 4.12, the term “Solvent” means, with respect to any Person as of a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of such Person exceeds its debts, (b) such Person has not incurred debts beyond its ability to pay such debts as such debts mature and (c) such Person does not have unreasonably small capital with which to conduct its business. For purposes of this Section 4.12, “debt” means any liability whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. For purposes of this Section 4.12, the amount of any unliquidated or contingent liabilities at any time shall be the maximum amount which, in light of all the facts and circumstances existing at such time, could reasonably be expected to become an actual or matured liability.

Section 4.13          Certain Arrangements. Except as disclosed in the Schedule 13D, as of the date of this Agreement, neither Parent nor Merger Sub nor any of their Affiliates is a party to any binding commitment (1) with any director or officer of the Company relating to the Company or any of its businesses or Subsidiaries (including those businesses and Subsidiaries following the Closing) or the transactions contemplated hereby (including as to continuing employment or equity roll-over); or (2) with any other stockholder of the Company.

Section 4.14           No Additional Representations. Each of Parent and Merger Sub acknowledges that it has conducted an investigation of the Company and the Company Subsidiaries and their consolidated businesses, operations, assets and liabilities. Except for the representations and warranties expressly set forth in Article III (as modified by the Company Disclosure Schedule) and the representations and warranties of the Company under the Voting Agreement, each of Parent and Merger Sub specifically acknowledges and agrees that neither the Company nor any of its Affiliates, Representatives or stockholders nor any other Person makes, or has made, and Parent and Merger Sub are not relying on and expressly disclaim, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to the Company or the Company Subsidiaries or any of the Company’s or the Company Subsidiaries’ respective businesses, assets, employees, Permits, liabilities, operations, prospects, condition (financial or otherwise) or any Company Projection and hereby expressly waives and relinquishes any and all rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) based on, arising out of or relating to any such other representation or warranty or any Company Projection.

Article V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01           Conduct of Business.

(a)             Conduct of Business by the Company. Except (i) for matters set forth in Section 5.01 of the Company Disclosure Schedule, (ii) as required or expressly contemplated by this Agreement, (iii) as mandated by a Governmental Entity or required by applicable Law, (iv) for any actions that the Company reasonably determines are necessary to comply with COVID-19 Measures or to respond to COVID-19 in a manner consistent with past practice, provided that prior to taking any actions in reliance on this clause (iv), which would otherwise be prohibited by any provision of this Agreement, the Company will use commercially reasonable efforts to provide advance notice to and consult with Parent (if reasonably practicable) with respect thereto, or (v) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed and in the event Parent does not provide a decision within five (5) Business Days after such consent is requested by the Company in the manner set forth in Section 9.02, Parent shall be deemed to have consented to such request; provided that in the event Parent reasonably requests additional information in connection with such request, the five (5) Business Period day described above shall be tolled until the date such additional information is provided to Parent, whereupon Parent shall have three (3) Business Days to provide a decision), from the date of this Agreement until the Effective Time or the date which this Agreement is validly terminated pursuant to Section 8.01, the Company shall, and shall cause each Company Subsidiary to, (A)  use reasonable best efforts to conduct its business in the ordinary course of business in all material respects and (B) use commercially reasonable efforts to preserve intact its current business organization and goodwill and to preserve its relationships with employees, customers, suppliers, licensors, licensees, distributors, lessors and others having material business dealings with the Company or any Company Subsidiary (it being understood that any action with respect to any matter specifically addressed by any provision of Section 5.01(b) shall be deemed permitted pursuant to this Section 5.01(a) if permitted by such provision of Section 5.01(b)).

(b)           Without limiting the generality of Section 5.01(a), except (i) as set forth in Section 5.01(b) of the Company Disclosure Schedule, (ii) as required or expressly contemplated by this Agreement, (iii) as mandated by a Governmental Entity or required by applicable Law, (iv) for any actions that the Company reasonably determines are necessary to comply with COVID-19 Measures or to respond to COVID-19 in a manner consistent with past practice; provided that prior to taking any actions in reliance on this clause (iv), which would otherwise be prohibited by any provision of this Agreement, the Company will use commercially reasonable efforts to provide advance notice to and consult with Parent (if reasonably practicable) with respect thereto, or (v) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed and in the event Parent does not provide a decision within five (5) Business Days after such consent is requested by the Company in the manner set forth in Section 9.02, Parent shall be deemed to have consented to such request, provided that in the event Parent reasonably requests additional information in connection with such request, the five (5) Business Period day described above shall be tolled until the date such additional information is provided to Parent, whereupon Parent shall have three (3) Business Days to provide a decision), from the date of this Agreement until the Effective Time, the Company shall not, and shall cause each Company Subsidiary not to, do any of the following:

(i)            declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, except for dividends paid by a direct or indirect wholly owned Company Subsidiary to the Company or another direct or indirect wholly owned Company Subsidiary;

(ii)           amend any of the Company’s Organizational Documents;

(iii)          except for transactions among the Company and direct or indirect wholly owned Company Subsidiaries or among the direct or indirect wholly owned Company Subsidiaries, split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, except for any issuances of compensatory equity awards relating to Company Common Stock in the ordinary course consistent with past practice (except that the Company may grant time-vesting restricted stock units in lieu of stock options and performance-based units) or issuances of Company Common Stock pursuant to the due exercise, vesting and/or settlement of Company Options, Company RSU Awards and Company Performance Share Awards outstanding as of the date hereof in accordance with their terms;

(iv)          repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except pursuant to (A) the due exercise, vesting and/or settlement of Company Options, Company RSU Awards and Company Performance Share Awards outstanding as of the date hereof (or as granted in accordance with the terms of this Agreement) in accordance with their terms and (B) transactions between the Company and a direct or indirect wholly owned Company Subsidiary or between direct or indirect wholly owned Company Subsidiaries;

(v)           except (x) as required pursuant to a Company Benefit Plan or a Collective Bargaining Agreement as in effect on the date of this Agreement or by the terms of this Agreement or (y) as otherwise required by applicable Law, (A) grant to any Key Personnel any material increase in compensation or benefits (including paying to any Key Personnel any amount not due), or grant to all other Company Personnel material increases, in the aggregate, in cash compensation and benefits or any increases not in the ordinary course consistent with past practice, (B) grant to any Company Personnel any new material rights to, or materially increase any existing rights to, change-in-control, severance, retention or termination pay, (C) enter into or materially amend any change-in-control, severance, retention or termination agreement with any Key Personnel or, for other Company Personnel, other than in the ordinary course consistent with past practice, (D) establish, adopt, enter into, amend in any material respect or terminate any Company Benefit Plan (or any plan or agreement that would be a Company Benefit Plan if in existence on the date hereof), (E) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits under any Company Benefit Plan, (F) hire any Key Personnel without Purchaser’s consent, not to be unreasonably withheld or delayed, or (G) terminate the employment of any Key Personnel other than for cause;

(vi)          make any material change in financial accounting methods, principles or practices, except to the extent required by applicable Law or GAAP or by any Governmental Entity (including the SEC or the Public Company Accounting Oversight Board);

(vii)         make any acquisition or disposition of a material asset or business (including by merger, consolidation or acquisition of stock or assets), except for (A) any acquisition(s) for consideration that is individually not in excess of $10,000,000 and in the aggregate not in excess of $20,000,000, (B) any disposition(s) (other than Intellectual Property) for consideration that is individually not in excess of $10,000,000 and in the aggregate not in excess of $20,000,000, (C) transactions between the Company and any direct or indirect wholly owned Company Subsidiary or between direct or indirect wholly owned Company Subsidiaries in the ordinary course of business, (D) any disposition of obsolete or worn-out equipment (other than Intellectual Property) in the ordinary course of business, (E) purchases of raw materials, inventory or equipment in the ordinary course of business, (F) sales to customers of products or services of the Company (other than Intellectual Property) in the ordinary course of business and (G) any capital expenditures permitted by Section 5.01(b)(xvi);

(viii)        sell, assign, lease, license, encumber, divest, cancel, abandon, transfer, or otherwise dispose of any material Company IP, other than the grant of non-exclusive licenses in the ordinary course of business;

(ix)           redeem, repurchase or prepay (other than prepayment of revolving loans), or incur, assume, endorse, guarantee or otherwise become liable for or modify the terms of any Indebtedness, except for (A) Indebtedness, guarantees and other credit support incurred in the ordinary course of business consistent with past practice or between the Company and any direct or indirect wholly owned Company Subsidiary or between direct or indirect wholly owned Company Subsidiaries, (B) as reasonably necessary to finance any capital expenditures permitted by Section 5.01(b)(xvi), (C) as reasonably necessary to finance any acquisitions permitted pursuant to Section 5.01(b)(vii), (D) Indebtedness in replacement of, and on terms no less favorable in the aggregate to the Company than, existing Indebtedness; provided any Indebtedness in excess of $100,000,000 incurred pursuant to this clause (D) (other than any obligations in respect of interest rate and currency obligation swaps and other hedging arrangements entered into in the ordinary course) shall only be in replacement of existing Indebtedness that matures within twelve (12) months of such incurrence of replacement Indebtedness, (E) guarantees by the Company of existing Indebtedness of any direct or indirect wholly owned Company Subsidiary and (F) borrowings under existing revolving credit facilities (or replacements thereof on terms no less favorable in the aggregate to the Company) or existing commercial paper programs in the ordinary course of business;

(x)            other than in the ordinary course of business (including renewals consistent with the terms thereof) (A) modify or amend in any material respect, terminate, or waive any material right under, any Company Material Contract, disregarding, for purposes of this clause (A), a modification or amendment of the terms of any Contract set forth in Section 3.17(a)(xi) of the Company Disclosure Schedule that is no less favorable in the aggregate to the Company than the terms in force on the date of this Agreement, or (B) enter into any contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement, disregarding, for purposes of this clause (B), clause (xi) of the definition of Company Material Contract;

(xi)           other than in the ordinary course of business, (A) make any Tax election that is material to the Company and the Company Subsidiaries taken as a whole, on any material Tax Return filed after the date of this Agreement, which election is inconsistent with past practice, (B) change any method of accounting for Tax purposes in a manner that is material to the Company and the Company Subsidiaries taken as a whole, (C) amend any U.S. federal or other material Tax Return in any material respect in a manner that is material to the Company and the Company Subsidiaries taken as a whole or (D) settle or resolve any Tax controversy that is material to the Company and the Company Subsidiaries for an amount materially in excess of the amount reserved therefor (it being agreed and understood that, notwithstanding any other provision, none of clauses (i) through (x) above or (xii) through (xvi) below shall apply to Tax compliance matters, other than clause (xvii) below insofar as it relates to this clause (xi));

(xii)          institute, waive, release, assign, settle or compromise any material Claim other than (A) waivers, releases, assignments, settlements or compromises in the ordinary course of business or (B) waivers, releases, assignments, settlements or compromises that (I) require the Company and the Company Subsidiaries to pay amounts (in excess of insurance proceeds) that do not exceed (y) the amount with respect thereto reflected on the Company Financial Statements (including the notes thereto) plus (z) $5,000,000 individually or $10,000,000 in the aggregate and (II) with respect to any nonmonetary terms and conditions thereof, would not have or would not reasonably be expected to have a material restrictive impact on the operations of the Company or any of the Company Subsidiaries;

(xiii)         dissolve or liquidate any existing direct or indirect Company Subsidiaries, in each case outside the ordinary course of business, or establish any new direct or indirect Company Subsidiaries;

(xiv)         take any action (other than an accounting action required by GAAP, the preparation or filing of investigatory or similar reports or studies in the ordinary course consistent with past practice, or the payment of filing fees, similar ministerial costs and customary advisory fees and expenses) that would reasonably be expected to cause the Company or any of the Company Subsidiaries to incur or assume any expenditure or liability arising out of any Environmental Law, Environmental Permit or Environmental Claim that is associated with (A) the Libby, Montana mine site and surrounding area or (B) any other current or former property of the Company or a Company Subsidiaries in an amount which, in the case of clause (B), is materially in excess of the Company's publicly disclosed reserves as of the date hereof;

(xv)         terminate or fail to renew any material Insurance Policy, reduce the coverage provided by any material Insurance Policy or materially expand any D&O Insurance;

(xvi)        authorize, make or enter into any commitment for any capital expenditures, other than any capital expenditures that, in the aggregate do not exceed by more than 10% the aggregate capital expenditure budgets identified in Section 5.01(b)(xvi) of the Company Disclosure Schedule; or

(xvii)       announce any intention, resolve, or commit or enter into any Contract to do any of the foregoing.

(c)           No Control of the Company’s Business. Parent and Merger Sub acknowledge and agree that (i) nothing contained herein is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time, (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or Merger Sub shall be required with respect to any matter set forth in this Section 5.01 or elsewhere in this Agreement to the extent that the requirement of such consent could violate any applicable law.

Section 5.02           No Solicitation by the Company; Company Board Recommendation.

(a)           The Company shall not, shall cause the Company Subsidiaries not to, and shall use reasonable best efforts to cause its Affiliates and any of its and their respective officers, directors, principals, partners, managers, members, attorneys, accountants, agents, employees, consultants, financial advisors or other authorized representatives (collectively, “Representatives”) not to, directly or indirectly (i) solicit, initiate or knowingly encourage, induce or facilitate any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Takeover Proposal, in each case, except for this Agreement and the transactions contemplated hereby, or (ii) continue, enter into, maintain, participate or engage in any discussions or negotiations with any Person (except for the Company’s Affiliates and its and their respective Representatives or Parent and Parent’s Affiliates and its and their respective Representatives) regarding, furnish to any such Person any nonpublic information with respect to, any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Takeover Proposal. The Company shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions, solicitations or negotiations with or of any Person (except for Parent and Parent’s Affiliates and its and their respective Representatives) conducted heretofore with respect to any Company Takeover Proposal, or any inquiry or proposal that would reasonably be expected to lead to a Company Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished and terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Stockholder Approval, in response to the receipt of a bona fide, written Company Takeover Proposal made after the date of this Agreement that does not result from a material breach of this Section 5.02(a) and that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) constitutes or could reasonably be expected to lead to a Superior Company Proposal, the Company and its Representatives may (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to Parent or is provided to Parent substantially concurrently with the provision of such information to such Person) pursuant to a confidentiality agreement containing confidentiality restrictions substantially not less favorable to the Company than the Confidentiality Agreement, and (B) participate in discussions regarding the terms of such Company Takeover Proposal, including terms of a Company Acquisition Agreement with respect thereto, and the negotiation of such terms with the Person making such Company Takeover Proposal (and such Person’s Representatives) but, in each case referred to in the foregoing clauses (A) and (B), if and only if (1) the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties to stockholders under applicable Law and (2) the Company shall have delivered to Parent prior written notice advising Parent that it intends to take the action(s) contemplated by clauses (A) and/or (B). Notwithstanding anything to the contrary herein, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement solely to the extent necessary to allow a confidential Company Takeover Proposal to be made to the Company or the Company Board.

(b)           Except as set forth in this Section 5.02, neither the Company Board nor any committee thereof shall (i) withdraw, change, qualify, withhold or modify in any manner adverse to Parent or to the prompt consummation of the Merger, or propose publicly to withdraw, change, qualify, withhold or modify in any manner adverse to Parent or to the prompt consummation of the Merger, the Company Board Recommendation, (ii) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Company Takeover Proposal, (iii) fail to include in the Proxy Statement the Company Board Recommendation, (iv) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer that constitutes a Company Takeover Proposal (except for either a recommendation against such offer or a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) or (v) resolve or agree to take any of the foregoing actions (any action in the foregoing clauses (i)–(v) being referred to as a “Company Adverse Recommendation Change”). Except as set forth in this Section 5.02, neither the Company Board nor any committee thereof shall permit, authorize, approve or recommend to the stockholders of the Company, or propose publicly to permit, authorize, approve or recommend to the stockholders of the Company, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement, agreement in principle, undertaking or commitment constituting, or that would reasonably be expected to lead to, any Company Takeover Proposal or requiring the Company to abandon or terminate this Agreement (a “Company Acquisition Agreement”).

(c)           Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Stockholder Approval, the Company Board may terminate this Agreement pursuant to Section 8.01(c)(i) if the Company receives a bona fide, written Company Takeover Proposal that does not result from a material breach of Section 5.02(a) and the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors and after taking into account any changes to the terms of this Agreement proposed by Parent during the five (5) Business Day period referred to in clause (iii) below) that such Company Takeover Proposal constitutes a Superior Company Proposal; provided, however, that the Company Board may not terminate this Agreement pursuant to Section 8.01(c)(i) unless (i) the Company Board has provided five (5) Business Days’ prior written notice to Parent that it is prepared to terminate this Agreement pursuant to Section 8.01(c)(i) in response to a Superior Company Proposal, which written notice shall include the material terms and conditions of such Superior Company Proposal, (ii) if requested by Parent, during the five (5) Business Day period after delivery of such written notice, the Company and its Representatives negotiate in good faith with Parent and its Representatives regarding any revisions to this Agreement committed to in writing by Parent and (iii) at the end of such five (5) Business Day period and taking into account any changes to the terms of this Agreement committed to in writing by Parent (it being understood and agreed that if there has been any subsequent amendment to any material term of such Superior Company Proposal, the Company Board shall provide a new written notice and an additional three (3) Business Day period from the date of such written notice shall apply), the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to terminate this Agreement pursuant to Section 8.01(c)(i) as a result of such Superior Company Proposal would be inconsistent with the Company Board’s fiduciary duties under applicable Law. In determining whether to terminate this Agreement pursuant to Section 8.01(c)(i), the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent in response to such a written notice.

(d)           Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Stockholder Approval, the Company Board may make a Company Adverse Recommendation Change if (i) a Company Intervening Event has occurred or (ii) the Company has received a Superior Company Proposal that does not result from a material breach of Section 5.02(a) and, in each case, if the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors and after taking into account any changes to the terms of this Agreement proposed by Parent during the five (5) Business Day period referred to in clause (iii) below) that the failure to effect a Company Adverse Recommendation Change as a result of the occurrence of such Company Intervening Event or in response to the receipt of such Superior Company Proposal, as the case may be, would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that the Company Board may not make such Company Adverse Recommendation Change, unless (i) the Company Board has provided five (5) Business Days’ prior written notice to Parent that it is prepared to effect a Company Adverse Recommendation Change in response to the occurrence of a Company Intervening Event or the receipt of a Superior Company Proposal, which written notice shall, in the case of a Company Adverse Recommendation Change as a result of a Company Intervening Event, describe such Company Intervening Event in reasonable detail and, in the case of a Company Adverse Recommendation Change in response to the receipt of a Superior Company Proposal, include the material terms and conditions of such Superior Company Proposal, (ii) if requested by Parent, during the five (5) Business Day period after delivery of such written notice, the Company and its Representatives negotiate in good faith with Parent and its Representatives regarding revisions to this Agreement committed to in writing by Parent and (iii) at the end of such five (5) Business Day period and taking into account any changes to the terms of this Agreement committed to in writing by Parent (it being understood and agreed that if there has been any subsequent amendment to any material term of such Superior Company Proposal, the Company Board shall provide a new written notice and an additional three (3) Business Day period from the date of such notice shall apply), the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make such a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties to stockholders under applicable Law. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties hereunder shall continue in full force and effect.

(e)           The Company shall promptly (and in any event within twenty-four (24) hours) advise Parent orally and in writing of (i) any Company Takeover Proposal, any request outside the ordinary course of business for material non-public information relating to Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of Company or any of its Subsidiaries by any third party (other than by any Governmental Entity or in connection with obtaining the Required Statutory Approvals) which request could reasonably be expected to lead to a Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal or request (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal or request, and (ii) any Company Intervening Event or any facts and circumstances that would reasonably be expected to lead to a Company Intervening Event. The Company shall keep Parent informed in all material respects on a reasonably current basis of the material terms and status (including any change to the material terms thereof) of any Company Takeover Proposal or request and, in the case of a Company Intervening Event, keep Parent informed in all material respects on a current basis of the facts and circumstances related to such Company Intervening Event.

(f)            Nothing contained in this Section 5.02 shall prohibit the Company from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if, in the good-faith judgment of the Company Board (after consultation with outside legal counsel) failure to so disclose would reasonably be expected to be inconsistent with its obligations under applicable Law; provided, however, that if any such disclosure or communication has the effect of withdrawing, qualifying or modifying the Company Board Recommendation in a manner adverse to Parent, such disclosure or communication shall constitute a Company Adverse Recommendation Change. The Company shall in no event be deemed to violate this Section 5.02 as a result of responding to any unsolicited proposal or inquiry solely by advising the Person making such proposal or inquiry of the terms of this Section 5.02.

(g)           For purposes of this Agreement:

(i)            “Company Takeover Proposal” means any proposal, indication, interest or offer (whether or not in writing), from any Person (other than Parent and its Subsidiaries) involving a (A) merger, consolidation, share exchange, consolidation, joint venture, other business combination, recapitalization, liquidation, dissolution or similar transaction involving (1) the Company or (2) any of the Company Subsidiaries whose revenues, net income or assets, taken together, constitute more than 15% of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (B) sale, lease, license, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing more than 15% of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than 15% of the voting power of the Company, (D) transaction (including any tender offer or exchange offer) in which any Person (or the stockholders of any Person) or group would acquire, if consummated, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership, or formation of any group that beneficially owns or has the right to acquire beneficial ownership of more than 15% of any class of capital stock of the Company, or (E) any combination of the foregoing.

(ii)         “Superior Company Proposal” means a bona fide written Company Takeover Proposal (provided that for purposes of this definition, the applicable percentage in the definition of Company Takeover Proposal shall be “50%” rather than “15%”), that did not result from, or arise in connection with, any material breach of this Section 5.02, that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, and taking into account the legal, financial, regulatory and other aspects of such Company Takeover Proposal, the conditionality of and contingencies related to such proposal, the expected timing and risk of completion, the identity of the Person making such proposal and such other factors that are deemed relevant by the Company Board, is (A) reasonably capable of being completed on the terms proposed and (B) is more favorable to the holders of Company Common Stock from a financial point of view than the transactions contemplated by this Agreement (after taking into account any proposed revisions to the terms of this Agreement that are committed to in writing by Parent).

(iii)           “Company Intervening Event” means a material change or effect relating to the Company that is unknown and not reasonably foreseeable to the Company Board as of the date hereof, or if known or reasonably foreseeable to the Company Board as of the date hereof, the material consequences of which were not known or reasonably foreseeable to the Company Board as of the date hereof; provided that in no event shall any of the following be deemed to constitute a Company Intervening Event: (A) the receipt, existence or terms of a Company Takeover Proposal or a Superior Company Proposal or any inquiry or communications or matters relating thereto, (B) any event, change or effect that results from the announcement or pendency of this Agreement or the transactions contemplated by this Agreement or any actions required to be taken or to be refrained from being taken pursuant to this Agreement (including the timing of any consent, registration, approval, permit or authorization to be obtained from any Governmental Entity or any other actions by or in respect of any Governmental Entity with respect to the transactions contemplated by this Agreement), (C) any event, change or effect that results from a breach of this Agreement by the Company, (D) the fact that the Company meets or exceeds any internal or analysts’ expectations or projections (it being understood that the facts and occurrences giving rise or contributing to such changes may be taken into account to the extent not otherwise excluded by this definition) or (E) any change after the execution and delivery of this Agreement in the market price or trading volume of the Company Common Stock on the NYSE (it being understood that the facts and occurrences giving rise or contributing to such changes may be taken into account to the extent not otherwise excluded by this definition).

Article VI

ADDITIONAL AGREEMENTS

Section 6.01           Preparation of the Proxy Statement; Company Stockholders Meeting.

(a)           As promptly as reasonably practicable (and in any event within twenty (20) Business Days) following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC a proxy statement to be mailed to the stockholders of the Company relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) in preliminary form. Each of Parent and Merger Sub shall promptly furnish all information concerning itself and its Affiliates to the Company, and promptly provide such other assistance, as may be reasonably requested by the Company or the Company’s outside legal counsel in connection with the preparation, filing and distribution of the Proxy Statement. Parent, Merger Sub and the Company shall cooperate and consult with each other in good faith in the preparation of the Proxy Statement.

(b)           Each of the Company, Parent and Merger Sub agree that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c)           The Company shall promptly notify Parent after the receipt of any comments from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement, and shall provide Parent with copies of all correspondence between it and its Affiliates and Representatives, on the one hand, and the SEC, on the other hand. In addition:

(i)            each of the Company and Parent shall use its reasonable best efforts (A) to respond as promptly as reasonably practicable to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement and (B) to have the SEC advise the Company as promptly as reasonably practicable that the SEC has no further comments on the Proxy Statement;

(ii)           the Company shall file the Proxy Statement in definitive form with the SEC and cause such definitive Proxy Statement to be mailed to the stockholders of the Company as promptly as reasonably practicable after the SEC advises the Company that the SEC has no further comments on the Proxy Statement; and

(iii)         unless the Company Board has made a Company Adverse Recommendation Change in accordance with Section 5.02, the Company shall include the Company Board Recommendation in the preliminary and definitive Proxy Statements.

Prior to filing the Proxy Statement in preliminary or definitive form with the SEC, or responding to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement, or mailing the Proxy Statement in definitive form to the stockholders of the Company, the Company shall provide Parent with an opportunity to review and comment on such document or response and consider in good faith any of Parent’s comments thereon. Each of the Company and Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Merger.

(d)           If, prior to the Company Stockholders Meeting, any event occurs with respect to Parent or any Affiliate of Parent, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement, that is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(d) shall limit the obligations of any Party under Section 6.01(a).

(e)           If, prior to the Company Stockholders Meeting, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, that is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(e) shall limit the obligations of any Party under Section 6.01(a).

(f)            The Company shall, as soon as practicable after the mailing of the definitive Proxy Statement to the stockholders of the Company, duly call, give notice of, convene and hold the Company Stockholders Meeting. The Company may adjourn or postpone the Company Stockholders Meeting only (i) with the consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) in the absence of a quorum or if additional time is necessary to solicit proxies in favor of the adoption of this Agreement and the consummation of the transactions contemplated hereby, (iii) to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the holders of Company Common Stock sufficiently in advance of a vote on this Agreement, or (iv) if required by applicable Law.

(g)           Unless the Company Board has made a Company Adverse Recommendation Change in accordance with Section 5.02, the Company shall use reasonable best efforts to solicit from the stockholders of the Company proxies in favor of the adoption of this Agreement and approval of the Merger to secure the Company Stockholder Approval. The Company shall keep Parent and Merger Sub updated with respect to proxy solicitation results as reasonably requested by Parent or Merger Sub.

(h)           The Company shall be responsible for the fees, costs and expenses (except for the fees, costs and expenses of the Company’s and Parent’s advisors, which shall be their respective sole responsibility), including any filings fees and printing expenses, associated with the preparation, filing and mailing of the Proxy Statement.

Section 6.02           Further Actions; Regulatory Approvals; Required Actions.

(a)           Subject to the terms and conditions of this Agreement, each of the Parties shall, and shall cause its Affiliates (and, in the case of Parent, the Equity Investor and their Affiliates) to, take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing all things necessary or advisable to cause the conditions to the Closing set forth in Article VII to be satisfied as promptly as reasonably practicable and to effect the Closing as promptly as reasonably practicable and in any event before the End Date, including (i) making all necessary Filings with Governmental Entities or third parties, (ii) obtaining the Required Consents and all other third-party Consents that are necessary to consummate the Merger, (iii) obtaining the Required Statutory Approvals and all other Consents of Governmental Entities that are necessary to consummate the Merger and (iv) executing and delivering any additional instruments that are necessary to consummate the Merger. Parent shall be responsible for all fees, costs and expenses (except for the fees, costs and expenses of the Company’s advisors), including any filing fees, associated with any Filings or Consents contemplated by this Section 6.02. Notwithstanding the foregoing or any other provision of this Agreement, Parent will control (in a manner consistent with this Section 6.02) and lead all communications and strategy relating to obtaining the Required Statutory Approvals, and the Company will not, and will cause its representatives not to, (A) make any proposal to, or (except to the extent required by Law) any Filings with, Governmental Entities in respect of any matter related to the Required Statutory Approvals without the prior written consent of Parent or its counsel, given or withheld in Parent’s sole discretion or (B) otherwise contact Governmental Entities to communicate with them in respect of any matter related to the Required Statutory Approvals without the prior written consent of Parent or its counsel, given or withheld in Parent’s reasonable discretion; provided that Parent shall keep the Company reasonably informed on a current basis, consult with and consider in good faith the views and comments of the Company in connection with such communications and strategy.

(b)           In connection with and without limiting the generality of Section 6.02(a), each of Parent and the Company shall, and shall cause its respective Affiliates (and, in the case of Parent, the Equity Investor and their Affiliates) to:

(i)            make or cause to be made, in consultation and cooperation with the other, as promptly as reasonably practicable after the date of this Agreement and in any event within ten (10) Business Days after the date of this Agreement, an appropriate filing of a Notification and Report Form pursuant to the HSR Act relating to the Merger;

(ii)           make or cause to be made, as promptly as reasonably practicable after the date of this Agreement, all necessary Filings with other Governmental Entities relating to the Merger, including any such Filings necessary to obtain any Required Statutory Approval;

(iii)          furnish to the other all assistance, cooperation and information reasonably required for any such Filing and in order to achieve the effects set forth in this Section 6.02;

(iv)          unless prohibited by applicable Law or by a Governmental Entity, give the other reasonable prior notice of any such Filing and, to the extent reasonably practicable, of any substantive communication with any Governmental Entity relating to the Merger (including with respect to any of the actions referred to in this Section 6.02(b)) and, to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such Filing or substantive communication;

(v)           respond as promptly as reasonably practicable under the circumstances to any requests received from any Governmental Entity enforcing applicable Antitrust Laws for additional information or documentary material in connection with antitrust, competition or similar matters (including any “Second Request” under the HSR Act) and not agree to extend any waiting period under the HSR Act or enter into any agreement with any such Governmental Entity or other authorities that, in either case, would reasonably be expected to extend the Closing Date beyond the End Date; and

(vi)          unless prohibited by applicable Law or a Governmental Entity, (A) not participate in or attend any meeting (whether in person, via telephone, or otherwise) with any Governmental Entity in respect of the Merger without the other Party, (B) keep the other Party apprised with respect to any meeting or conversation with any Governmental Entity in respect of the Merger, (C) cooperate in the filing of any memoranda, white papers, filings, material correspondence or other material written communications explaining or defending this Agreement or the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (D) furnish the other Party with copies of all material correspondence, Filings and substantive communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement or the Merger; provided that the Parties or their respective counsel shall be permitted to designate information “for outside counsel only” and to redact any correspondence, Filing or communication (1) to the extent such correspondence, Filing or communication contains commercially sensitive information, trade secrets, confidential information of third parties, personal identifying information, or references concerning the valuation of the Company, any Company Subsidiaries or the Merger, or (2) to prevent the loss of any attorney-client or other legal privilege.

(c)           Parent shall not, and shall cause its Affiliates (and the Equity Investor and its Affiliates) not to, and the Company shall not, and shall cause its Affiliates not to, take any action, including acquiring, or agreeing to acquire, any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), or entering into any Contract, that could reasonably be expected to adversely affect or delay obtaining or making any Consent or Filing, including any Required Statutory Approval, contemplated by this Section 6.02 or the timely receipt thereof. In furtherance of and without limiting any of Parent’s covenants and agreements under this Section 6.02, Parent shall, and shall cause its Affiliates to, take all actions necessary, proper or advisable to avoid or eliminate each and every impediment, including any Judgment, that may be asserted by a Governmental Entity pursuant to any Antitrust Law with respect to the Merger or in connection with granting any Required Statutory Approval or other Consent of a Governmental Entity so as to enable the Closing to occur as soon as reasonably possible (and in each case, sufficiently before the End Date in order to allow Closing by the End Date), and, in furtherance thereof, shall:

(i)            in the case of any civil, criminal or administrative action, suit, litigation, arbitration, proceeding or investigation that is instituted (or threatened to be instituted) challenging the consummation of the Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law, take any and all steps not prohibited by applicable Law to avoid the entry of, or to have vacated, lifted, reversed or overturned any order that would restrain, prevent or delay the Closing on or before the End Date, including defending through litigation on the merits, including appeals, any Claim asserted in any court or other proceeding by any Person, including any Governmental Entity, with respect to the Merger or this Agreement that seeks to or would reasonably be expected to prevent or prohibit or impede, interfere with or delay the consummation of the Closing;

(ii)           propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets, properties or businesses of Parent or its Affiliates or the Company or the Company Subsidiaries, including by entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition in order to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, Judgment, injunction or other order, whether temporary, preliminary or permanent, that would prevent the consummation of the transactions contemplated hereby as soon as practicable (and in each case, sufficiently before the End Date in order to allow Closing by the End Date);

(iii)          agree to any limitation on the conduct of Parent or its Affiliates (including, after the Closing, the Surviving Corporation and the Company Subsidiaries) proposed by a Governmental Entity enforcing applicable Laws; and

(iv)          agree to take any other action as may be required by a Governmental Entity in order to effect each of the following: (A) obtaining all Required Statutory Approvals as soon as reasonably possible and in any event before the End Date; (B) avoiding the entry of, or having vacated, lifted, dissolved, reversed or overturned any judgment, whether temporary, preliminary or permanent, that is in effect that prohibits, prevents or restricts consummation of, or impedes, interferes with or delays, the Closing; and (C) effecting the expiration or termination of any waiting period, which would otherwise have the effect of preventing, prohibiting or restricting consummation of the Closing or impeding, interfering with or delaying the Closing.

The Company shall provide such reasonable assistance as Parent may reasonably request in connection with Parent effectuating any of the transactions or restrictions contemplated by this Section 6.02(c), provided that such transactions or restrictions are subject to, conditioned upon and effective only after the Closing. Unless prohibited by applicable Law or by a Governmental Entity, Parent shall keep the Company reasonably informed on a current basis of, and shall permit the Company to review and discuss in advance, any plans, proposals, discussions, negotiations or other actions (including the agreement to or effectuation of any transactions or restrictions) contemplated by this Section 6.02(c), and Parent shall consider in good faith the views of the Company in connection therewith.

(d)           Parent shall promptly notify the Company and the Company shall promptly notify Parent of any notice or other communication from any Person alleging that such Person’s Consent is or may be required in connection with the Merger.

Section 6.03           Financing and Financing Cooperation.

(a)           Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the Financing on the terms and subject only to the conditions described in the Commitment Letters (including, as necessary, the “flex” provisions contained in any related fee letter), including by (i) maintaining in effect the Equity Commitment Letter, (ii) maintaining in effect the Debt Commitment Letter, (iii) negotiating and entering into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) on terms and conditions no less favorable to Parent than those contained in the Debt Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter) or on such other terms as Parents and Lenders shall agree, subject to the Prohibited Financing Modifications, (iv) satisfying on a timely basis (or obtaining waivers of) all conditions applicable to Parent and Merger Sub in the Commitment Letters and the Definitive Agreements (including by consummating the Cash Equity at or prior to Closing on the terms and subject to the conditions set forth in the Equity Commitment Letter) and complying with its obligations thereunder, (v) upon the satisfaction of all conditions contained in the Commitment Letters and the Definitive Agreements (other than (x) the consummation of the Merger and (y) with respect to the Debt Financing, the availability of the Cash Equity), using reasonable best efforts to cause the Lenders and the Equity Investor to comply with their respective obligations thereunder, including to fund the Financing on the Closing Date and (vi) enforce its rights under the Commitment Letters and the Definitive Agreements in a timely and diligent manner.

(b)           Parent shall not, and shall not permit Merger Sub to, without the prior written consent of the Company: (i) permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letters, except to the extent that any such amendment, modification or waiver (1) does not reduce the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount as compared to fees and original issue discount contemplated by the Commitment Letters on the date of this Agreement) such that the aggregate funds that would be available to Parent or Merger Sub on the Closing Date would not be sufficient to satisfy the Merger Amounts, (2) does not contain additional or modified conditions or other contingencies to the funding of the Debt Financing relative to those contained in the Debt Commitment Letter as of the date of this Agreement, (3) is otherwise not reasonably likely to impair or delay the Closing or the date on which the Debt Financing would be obtained and (4) does not adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against other parties to the Commitment Letters or Definitive Agreements (the foregoing (1) through (4), the “Prohibited Financing Modifications”); provided that, notwithstanding anything in this Section 6.03(b) to the contrary, the Debt Commitment Letter may be amended or supplemented to add or replace lenders, lead arrangers, underwriters, bookrunners, syndication agents or similar entities that had not executed the Debt Commitment Letter as of the date hereof; or (ii) terminate any Commitment Letter or any Definitive Agreement. Parent shall promptly deliver to the Company copies of any such amendment, modification, waiver or replacement.

(c)           In the event that any portion of the Financing becomes unavailable, regardless of the reason therefor, Parent will (i) use reasonable best efforts as promptly as practicable following the occurrence of such event to obtain alternative financing (in an amount sufficient, when taken together with the available portion of the Financing and Available Cash and marketable securities of the Company, to pay the Merger Consideration and the other Merger Amounts) from the same or other source(s) (x) which does not include any conditions to the consummation of such alternative financing that are more onerous than the conditions set forth in the Commitment Letters as of the date of this Agreement (or on other terms acceptable to Parent, subject to the Prohibited Financing Modifications) and (y) that would not otherwise reasonably be expected to materially delay or prevent Closing (provided, that in no event shall the reasonable best efforts of Parent be deemed or construed to require Parent to pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Debt Commitment Letter and the related fee letter (including the market flex provisions) or require Parent to agree to other terms and conditions (including “market flex” provisions) materially less favorable to Parent than those set forth in the Commitment Letters and the related fee letters) and (ii) promptly notify the Company of such unavailability and the reason therefor. For the purposes of this Agreement, the term “Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) (and any Commitment Letter remaining in effect at the time in question), the term “Debt Financing” shall also be deemed to refer to such alternative financing arranged in compliance herewith and the term “Definitive Agreements” shall also be deemed to refer to such definitive agreements relating to such alternative financing, in each case in the event that any alternative financing is obtained in accordance with this Section 6.03(c), and all obligations of Parent pursuant to this Section 6.03(c) shall be applicable thereto to the same extent as Parent’s obligations with respect to the Debt Financing. Parent shall provide the Company with prompt written notice of any actual or threatened breach, default, termination or repudiation by any party to any Commitment Letter or any Definitive Agreement and a copy of any written notice or other written communication from any Lender, Equity Investor or other financing source with respect to any breach, default, termination or repudiation by any party to any Commitment Letter or any Definitive Agreement of any provision thereof. Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing.

(d)           Prior to the Closing, the Company shall use its reasonable best efforts to provide, and shall use its reasonable efforts to cause its Representatives to provide, in each case at Parent’s sole cost and expense, such cooperation as is customary and reasonably requested by Parent in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of the Company Subsidiaries), including by using reasonable best efforts to: (i) make management (with appropriate seniority and expertise to participate) of the Company available to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, including a reasonable and limited number of customary one-on-one meetings and calls with prospective Lenders and purchasers of the Financing, in each case, at reasonable times and with reasonable advance notice, (ii) facilitate the pledging of collateral and granting of security interests in connection with the Debt Financing, effective no earlier than the Closing Date, (iii) execute and deliver any credit agreement, indenture, purchase agreement, guarantees, pledge and security documents, and other definitive financing documents, closing certificates and other certificates and documents as may be reasonably requested by Parent, in each case contemplated in connection with the Debt Financing (provided that (A) none of such documents or agreements contemplated by this clause (iii) shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of its Subsidiaries or any of their respective officers or employees involved prior to the Closing Date with respect to such matters), (iv) furnish Parent and the Lenders as promptly as reasonably practicable the Required Information that is Compliant and update any Required Information provided to Parent or the Lenders as may be reasonably necessary so that such Required Information remains Compliant (provided, that for the avoidance of doubt, there shall not be more than one Marketing Period), (v) assist Parent with the preparation by Parent or the Lenders of (A) offering documents, marketing documents and similar documents for any portion of the Debt Financing and (B) materials for rating agency presentations, (vi) cooperate with the Lenders in performing their due diligence as reasonably requested by Parent, (vii) assist Parent in obtaining credit ratings in connection with the Debt Financing, (viii) cause the Company’s independent auditors, to the extent consistent with customary practice, to provide reasonable and customary assistance and cooperation in connection with the Debt Financing, including (A) rendering customary “comfort letters” and (B) providing consents for use of their reports, as reasonably requested by Parent and/or Lenders, and (ix) furnish no later than three (3) Business Days prior to the Closing Date all documentation and other information relating to the Company and the Company Subsidiaries that is reasonably requested by Parent and required by bank regulatory authorities under applicable “know-your-customer”, beneficial ownership and anti-money laundering Laws, including the PATRIOT Act (provided, that none of the Company or the Company Subsidiaries shall be responsible for including in any such certificate information relating to the post-closing ownership of the Company or the Company Subsidiaries). The foregoing notwithstanding, neither the Company nor any of the Company Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 6.03 that would: (A) require the Company, the Company Subsidiaries or any Persons who are directors, officers or employees of the Company or the Company Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Debt Financing or execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case that would be effective prior to the Closing (provided that in no event will any officer or director of the Company or any of the Company Subsidiaries be so required to take any such action if such Person is not going to continue to hold such offices and positions from and after the Closing and in no event will the Company Board be required to pass resolutions or consents related to the Financing (it being understood that members of the Company Board who will continue as directors of the Company after the Closing may be required to pass resolutions or consents relating to the Financing provided that such resolutions or consents will not be effective until the Closing)), (B) cause any representation or warranty in this Agreement to be breached by the Company or any of the Company Subsidiaries, (C) require the Company or any of the Company Subsidiaries or their respective Representatives to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing prior to the Closing or have any obligation under any agreement, certificate, document or instrument be effective prior to the Closing, in each case that would not be reimbursed or indemnified pursuant to this Section 6.03, (D) cause any director, officer, Representative or employee or stockholder of the Company or any of the Company Subsidiaries to incur any personal liability, (E) reasonably be expected to conflict with, result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any covenant or agreement in or any contract to which the Company or any of the Company Subsidiaries is a party or the Organizational Documents of the Company or the Company Subsidiaries or any Laws, (F) provide access to or require the disclosure of any information that the Company or any of the Company Subsidiaries reasonably determines would jeopardize any attorney-client or other legal privilege of the Company or any of the Company Subsidiaries or is restricted by Contract or applicable Law or could result in the disclosure of any trade secrets, (G) require the preparation of any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice (except for the Required Information), any pro forma financial information or projections, or any financial information with respect to a fiscal period that has not yet ended, (H) require the Company’s or any of the Company Subsidiaries’ internal or external legal counsel to deliver any legal opinion in connection with the Debt Financing or (I) require the Company or any of the Company Subsidiaries to enter into any instrument or agreement that is effective prior to the occurrence of the Closing or that would be effective if the Closing does not occur. Nothing contained in this Section 6.03 or otherwise shall require the Company or any of the Company Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable, documented and invoiced out-of-pocket costs incurred by the Company or the Company Subsidiaries or their respective Representatives in connection with the cooperation contemplated by this Section 6.03 and shall indemnify and hold harmless the Company and the Company Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the Debt Financing, any action taken by them pursuant to this Section 6.03 and the provision of any information used in connection therewith (other than information provided by the Company or the Company Subsidiaries specifically in connection with its obligations pursuant to this Section 6.03), except to the extent such losses arise out of the gross negligence, bad faith, fraud or wilful misconduct of the Company, the Company Subsidiaries or their respective Representatives.

(e)            (A) If and to the extent Parent or Merger Sub elects to prepay, redeem, terminate or otherwise discharge any of the Existing Notes, the Company shall use reasonable best efforts to assist Parent or Merger Sub, at Parent’s or Merger Sub’s request, in: on terms and conditions consistent with applicable Law and the requirements of the applicable Existing Notes Indenture, (i) the redemption of the Existing Notes, including delivering to the trustee under the Existing Notes Indenture, as applicable, or causing the trustee under the Existing Notes Indenture to deliver, as applicable, redemption notices (provided that any such notices shall (I) be delivered on such date(s) requested by Parent prior to or at Closing as is reasonably determined by Parent in consultation with the Company, (II) to the extent any such redemption notices are delivered before Closing, expressly provide that the applicable redemption shall be conditioned on the occurrence of the Closing, and (III) otherwise be in form and substance reasonably satisfactory to each of the Company and Parent), (ii) facilitating and using reasonable best efforts to cause the trustee under the Existing Notes Indenture, as applicable, to cooperate with the satisfaction and discharge of the 2024 Notes and/or the 2027 Notes on the Closing Date, and/or (iii) communicating with the trustee under the Existing Notes Indenture, as applicable, with respect to the foregoing and (B) Parent, Merger Sub or one or more of its Subsidiaries may (i) commence one or more consent solicitations to amend the terms of the 2024 Notes or the 2027 Notes (the “Consent Solicitations”) (provided that the amendments that are the subject of any such Consent Solicitation shall not become effective until the Closing and any such transaction shall be funded using consideration provided by Parent or Merger Sub (any redemption, satisfaction and discharge or Consent Solicitation described in clause (A) or (B), an “Existing Notes Refinancing”). Any Consent Solicitation shall be made on such terms and conditions (including price to be paid and conditionality) as are determined by Parent and on the terms and conditions consistent with applicable Law and the requirements of the applicable Existing Notes Indenture, including SEC rules and regulations. Parent and/or Merger Sub shall consult with Company regarding material terms and conditions of any Consent Solicitation, including the timing and commencement of any Consent Solicitation and any deadlines. Parent shall have provided Company with the necessary consent solicitation statement and press release, if any, in connection therewith, and each other document relevant to the Consent Solicitations that will be distributed by Parent in the applicable Consent Solicitations (collectively, the “Consent Solicitation Documents”) a reasonable period of time in advance of commencing the applicable Consent Solicitation to allow Company and its counsel to review and comment on such Consent Solicitation Document and Parent shall give reasonable and good faith consideration to any comments made or input provided by Parent and its legal counsel. Subject to the receipt of the requisite holder consents, in connection with any or all of the Consent Solicitations, Company shall execute a supplemental indenture to the applicable Existing Notes Indenture in accordance with the terms thereof amending the terms and provisions of such Existing Notes Indenture as described in the Consent Solicitation Documents in a form as reasonably requested by Parent (provided, that the amendments effected by such supplemental indenture shall not become operative until the Closing). Subject to the limitations in Section 6.03(d) above, until the earlier of the Closing and the valid termination of this Agreement pursuant to and in accordance with Article VIII, Company shall use its reasonable best efforts to cause its and their respective Representatives to use their reasonable best efforts, to provide all reasonable and customary cooperation as may be reasonably requested by Parent in writing to assist Parent in connection with any Consent Solicitations. If at any time prior to the completion of the Existing Notes Refinancing any information in such documentation should be discovered by the Company or Parent that the Company or Parent reasonably believes should be set forth in an amendment or supplement to such documentation, so that such documentation shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use its reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent (subject to the review of, and comment by, the Company) and reasonably acceptable to the Company, describing such information shall be disseminated to the holders of the applicable Existing Notes. In connection with the Existing Notes Refinancing, Parent may select one or more dealer managers, information agents, depositaries and other agents in consultation with the Company to provide assistance in connection therewith and their fees and out-of-pocket expenses will be paid directly by Parent. The consummation of any or all of the Consent Solicitations and/or the Existing Notes Refinancing shall not be a condition to Closing.

(f)            The Company shall use its reasonable best efforts to obtain and deliver to Parent, at least one (1) Business Day prior to the Closing Date, an executed pay-off letter in customary form reasonably acceptable to Parent with respect to the Credit Agreement.

(g)           In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Merger Sub or any of their respective Affiliates be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

(h)           All of the information regarding the Company or the Company Subsidiaries obtained by Parent and its Representatives pursuant to this Section 6.03 shall be kept confidential in accordance with, and shall otherwise be subject to, the Confidentiality Agreement; provided, that Parent shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing. The Company hereby consents to the customary use of its and the Company Subsidiaries’ logos in connection with the Financing.

Section 6.04           Section 16 Matters. Prior to the Effective Time, the Company shall take the steps reasonably required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) directly resulting from the Merger by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.05           Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company and, following the Effective Time, Parent and the Surviving Corporation, shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to cause the delisting of the Company and of the shares of Company Common Stock from the NYSE as promptly as practicable after the Effective Time and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

Section 6.06           Public Announcements. Except with respect to (a) actions, communications, announcements, disclosure or correspondence associated with a Company Adverse Recommendation Change, a Company Takeover Proposal, a Superior Company Proposal or any matter related to any of the foregoing, (b) any dispute between or among the Parties regarding this Agreement or the transactions contemplated hereby and (c) a press release or other public statement containing information regarding this Agreement and the transactions contemplated hereby that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party in accordance with this Agreement, including in investor conference calls, Filings with the SEC, Q&As or other publicly disclosed documents, in each case under this clause (c), to the extent such disclosure is still accurate, Parent and the Company shall, and Parent shall cause its Affiliates to, consult with each other before issuing, and give each other the opportunity to review and comment upon, and consider any comments of the other in good faith before issuing, any press release or other public statement with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement prior to such consultation and without the prior approval of the other, except as such Party reasonably concludes may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to this Agreement or Merger shall be a joint press release in a form agreed to by the Parties. Nothing in this Section 6.06 shall limit the ability of any Party to make announcements to its respective employees, customers and suppliers containing information regarding this Agreement and the transactions contemplated hereby that is consistent in all material respects with the prior public disclosures made in accordance with this Agreement; provided that, notwithstanding anything to the contrary in this Agreement, (i) prior to making any written broad-based communications relating to the transactions contemplated by this Agreement, including to employees, independent contractors, customers or suppliers, the Company shall provide Parent with a copy of the intended communication and shall not make such intended communication without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed); and (ii) Parent may discuss continuing employment or other employment related matters (including compensation and benefit matters) and/or equity roll-over with any Key Personnel.

Section 6.07           Fees, Costs and Expenses; Transfer Taxes.

(a)           Except as provided otherwise in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees, costs or expenses, whether or not the Closing occurs.

(b)           Except as otherwise provided in Section 2.02(b)(v), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to the transfer of Company Common Stock pursuant to the Merger shall be paid by the party incurring such Taxes, except that any such Taxes imposed by reason of assets, operations or activities of the Company or any of its Subsidiaries in, or any connection of the Company or any of its Subsidiaries with, the taxing jurisdiction shall be paid by Parent or Merger Sub and shall expressly not be a liability of the Company shareholders.

Section 6.08           Indemnification, Exculpation and Insurance.

(a)           Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or any of the Company Subsidiaries (each, a “Company Indemnified Party” and together, the “Company Indemnified Parties”) as provided in the Organizational Documents of the Company and each Company Subsidiary shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of not less than six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless, and advance expenses to, the Company Indemnified Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent provided by the Organizational Documents of the Company or the Organizational Documents for each Company Subsidiary as in effect on the date of this Agreement and applicable Law.

(b)           Without limiting the provisions of Section 6.08(a), from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, in each case, to the fullest extent permitted by applicable Law: (i) indemnify, defend and hold harmless, to the fullest extent permitted by applicable Law, each Company Indemnified Party from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement (including, in each case, any interest or assessments thereon) in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to any action or omission or alleged action or omission in such Company Indemnified Party’s capacity as a director, officer or employee of the Company or any of the Company Subsidiaries prior to the Effective Time; and (ii) pay (including by advancement) the expenses (including reasonable attorneys’ fees) of any Company Indemnified Party incurred in connection with any such claim, action, suit, proceeding or investigation upon receipt of an undertaking by or on behalf of such Company Indemnified Party to repay such amount if it shall ultimately be determined (after exhausting all available appeals) that such Company Indemnified Party is not entitled to be indemnified, in each case, to the extent that such Persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company or any of the Company Subsidiaries pursuant to the Organizational Documents of the Company or the Organizational Documents of any of the Company Subsidiaries or applicable Law.

(c)            For a period of six (6) years after the Closing and at all times subject to applicable Law, (i) the Organizational Documents of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Company Indemnified Parties for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws and (ii) Parent shall not (and shall not cause or permit the Surviving Corporation or any of the Company Subsidiaries or any of Parent’s other Subsidiaries or Affiliates to) amend or modify in any way adverse to the Company Indemnified Parties, or to the beneficiaries thereof, the exculpation, indemnification and advancement of expense provisions set forth in the Organizational Documents of the Surviving Corporation or its Subsidiaries to make them less favorable to the Company Indemnified Parties or the beneficiaries thereof than the provisions that are currently provided by the Company and its Subsidiaries. Notwithstanding anything in this Agreement to the contrary, the Company shall purchase prior to the Effective Time (and, if the Company is unable to, Parent shall cause the Surviving Corporation to purchase) “tail” insurance and indemnification policies that are not less favorable than the existing policies of the Company for a claims reporting or discovery period of six (6) years from and after the Effective Time (such period, the “Tail Period” and such insurance, the “D&O Insurance). If the Company fails to obtain such “tail” insurance and indemnification policies then Parent and Surviving Corporation shall cause to be maintained in effect, for the Tail Period, the current D&O Insurance for the Company Indemnified Parties insured under such policies that provide coverage for events occurring at or prior to the Effective Time. In no event shall the aggregate cost for the D&O Insurance during the Tail Period exceed the amount set forth in Section 6.08(e) of the Company Disclosure Schedule; provided, that if the aggregate of such D&O Insurance exceeds such amount, Parent or the Surviving Corporation shall obtain policies which, in its good faith determination, provide the greatest coverage available for a cost not exceeding such amount. With respect to the renewal of the D&O Insurance pending as of the date hereof, the policy terms of the renewed D&O Insurance shall have coverage terms not materially more expansive than the D&O Insurance in place as of January 1, 2021.

(d)            The Company Indemnified Parties to whom this Section 6.08 applies shall be express third-party beneficiaries of this Section 6.08. The provisions of this Section 6.08 are intended to be for the express benefit of each Company Indemnified Party and his or her successors, heirs and representatives.

(e)            This Section 6.08 shall survive the consummation of the Merger and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and its Subsidiaries, and shall be enforceable by the Company Indemnified Parties and their successors, heirs or representatives. In the event that Parent, the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that such other Person or the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to its obligations set forth in this Section 6.08.

Section 6.09           Employee Matters.

(a)           During the period commencing at the Effective Time and for twelve (12) months following the Effective Time (the “Continuation Period”), Parent shall, and shall cause the Surviving Corporation to, provide the individuals who are employed by the Company or a Company Subsidiary immediately prior to the Effective Time and who remain employed thereafter by the Surviving Corporation, Parent or any of their Subsidiaries (each, a “Company Employee”) with (i) a base salary or wage rate that is no less favorable than that provided to the Company Employee immediately prior to the Effective Time, (ii) target annual cash incentive compensation opportunities that are no less favorable to those target annual cash incentive compensation opportunities provided to the Company Employee immediately prior to the Effective Time, (iii) solely for Key Personnel, target equity-based incentive compensation opportunities that are no less in dollar amount than those target equity-based incentive compensation opportunities provided to the Key Personnel immediately prior to the Effective Time (excluding, for the avoidance of doubt, any retention grants); provided, that the Company and Parent acknowledge and agree that any equity-based incentive awards provided to the Company Employees following the Effective Time may (A) vest in accordance with terms and conditions or subject to performance criteria that differ from such terms and conditions or performance criteria that applied to awards held by Company Employees prior to the Closing Date and (B) be payable solely in cash, and (iv) employee benefits that are substantially comparable, in the aggregate, to those provided to the Company Employees immediately prior to the Effective Time; provided, that Parent shall, and shall cause the Surviving Corporation to (A) continue to maintain the Retirement Plan for Salaried Employees, as in effect on the date hereof (the “Retirement Plan”), without modification, through December 31, 2024, in accordance with those communications previously issued to the Company Employees regarding the same, and (B) maintain those certain Company Benefit Plans, as they exist as of the date of this Agreement, for those Company Employees who are currently eligible to participate in such Company Benefit Plans, as are listed in Section 6.09(a)(i) of the Company Disclosure Schedule. During the Continuation Period, Parent shall, and shall cause the Surviving Corporation to, provide each Company Employee who experiences a termination of employment with the Surviving Corporation, Parent or any of their Subsidiaries severance benefits that are no less favorable than those set forth in Section 6.09(a)(ii) of the Company Disclosure Schedule.

(b)           Notwithstanding anything contained herein to the contrary, with respect to any Company Employees who are covered by a Collective Bargaining Agreement or who are based outside of the United States, Parent shall honor all terms, conditions and requirements of each such Collective Bargaining Agreement, and in the event of any conflicts between this Section 6.09 and any such Collective Bargaining Agreement, the terms of such Collective Bargaining Agreement shall control and to the extent not so in conflict, Parent’s obligations under this Section 6.09 shall be in addition to, and not in contravention of, any obligations under the applicable Collective Bargaining Agreement or under the Laws of the foreign countries and political subdivisions thereof in which such Company Employees are based.

(c)           With respect to all employee benefit plans of Parent, the Surviving Corporation or any of their Subsidiaries, including any ERISA Plan (including any vacation, paid time-off and severance plans), each Company Employee’s service with the Company or any Company Subsidiary (as well as service with any predecessor employer of the Company or any such Company Subsidiary) shall be treated as service with Parent, the Surviving Corporation or any of their Subsidiaries for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, except (i) for purposes of any grandfathered or frozen plan or any plan under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service, (ii) to the extent that such recognition would result in any duplication of benefits for the same period of service or (iii) for purposes of any defined benefit pension plan; provided, that for the avoidance of doubt, nothing in this Section 6.09(c) shall limit Parent’s obligation to maintain the Retirement Plan in accordance with Section 6.09(a).

(d)           With respect to any employee benefit plan maintained by Parent, the Surviving Corporation or any of their Subsidiaries in which Company Employees are eligible to participate following the Effective Time and that provides medical, dental or vision insurance benefits (“Post-Closing Plan”), for the plan year in which such Company Employee is first eligible to participate, Parent shall use commercially reasonable efforts to (i) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time and (ii) credit each Company Employee for any co-payments or deductibles incurred by such Company Employee in such plan year for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(e)           (i) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at or prior to the Effective Time, as applicable. Prior to the Effective Time, the Company agrees to take the actions set forth on Section 6.09(e)(i) of the Company Disclosure Schedule.

(f)            Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Corporation or any of their Affiliates, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any of their Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee or other service provider at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any ERISA Plan, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Surviving Corporation, of any of their Affiliates or (ii) alter or limit the ability of Parent, the Surviving Corporation or any of their Affiliates to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision herein to the contrary, nothing in this Section 6.09 or any other section of this Agreement shall create any third-party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.10           Merger Sub. Prior to the Effective Time, Merger Sub shall not engage in any activity of any nature, except for activities related to or in furtherance of the Merger.

Section 6.11           Takeover Statutes. If any Takeover Statute or similar statute or regulation becomes applicable to this Agreement or the Merger, the Company and the Company Board shall grant such approvals and take such actions as are necessary to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement.

Section 6.12           Employment Discussions. Except as approved by the Company Board, from and after the date hereof and until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent and Merger Sub shall not, and shall cause their Affiliates and its and their Representatives not to, authorize, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any officer or employee of the Company or its Subsidiaries (a) pursuant to which any such individual would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s shares of Company Common Stock; or (b) pursuant to which such individual would agree to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

Section 6.13           Further Assurances. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each Party and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by the other Party, in each case at the expense of the party who makes such request.

Section 6.14          Transaction Litigation. Each Party shall promptly notify the other Parties in writing of any stockholder litigation or other litigation or proceedings arising from this Agreement or the Merger that is brought against such Party or any of its Affiliates or members of its board of directors (“Transaction Litigation”). Each Party shall keep the other Parties sufficiently informed on a reasonably current basis with respect to the status of any Transaction Litigation (including by promptly furnishing to the other Parties and their Representatives such information relating to such litigation or proceedings as may be reasonably requested). The Company shall give Parent the opportunity to participate in the defense and settlement of any Transaction Litigation. No compromise or full or partial settlement of any Transaction Litigation shall be agreed to by the Company or its Affiliates or members of its board of directors without Parent’s prior written consent.

Section 6.15           Access to Information.

(a)           Subject to applicable Law and the Confidentiality Agreement, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and its Representatives reasonable access (at Parent’s sole cost and expense), during normal business hours and upon reasonable advance notice, during the period from the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to Article VIII, to the Company’s properties, offices, personnel and records, and during such period, the Company shall, and shall cause the Company Subsidiaries to, make available reasonably promptly to Parent all information concerning its business, properties and personnel as such Parent may reasonably request; provided, however, that the Company may withhold from Parent or its Representatives any document or information that the Company reasonably believes is subject to the terms of any confidentiality agreement with a third party entered into prior to the date of this Agreement or attorney-client privilege or the disclosure of which would violate any applicable Law (provided that the Company shall use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure which would protect attorney-client privilege or confidentiality obligations or not violate any applicable Law). No investigation under this Section 6.15(a) or otherwise shall (i) alter any representation or warranty given hereunder by the Company or any condition to the obligations of the Parties hereunder or (ii) modify any section of the Company Disclosure Schedule.

(b)           Information provided to Parent, Merger Sub and their Representatives pursuant to Section 6.15(a) shall constitute Confidential Information under the terms of the Confidentiality Agreement.

Section 6.16           Engagement Letter Amendment. The Company shall amend the engagement letter, dated March 22, 2021, between the Company and Goldman Sachs & Co. LLC, in the manner set forth in Section 6.16 of the Company Disclosure Schedule.

Article VII

CONDITIONS PRECEDENT

Section 7.01           Conditions to Each Party’s Obligation to Effect the Transactions. The obligation of each Party to effect the Closing is subject to the satisfaction or waiver (by such Party) at or prior to the Closing of each of the following conditions:

(a)           Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)           Antitrust Clearance. (i) Any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated and (ii) any other antitrust approvals set forth on Section 7.01(b) of the Company Disclosure Schedule shall have been obtained.

(c)           No Legal Restraints. Neither any Law nor any Judgment, whether preliminary, temporary or permanent, issued by a Governmental Entity of competent jurisdiction shall be in effect that makes illegal or prohibits the consummation of the Merger (any such Law or Judgment, a “Legal Restraint”).

Section 7.02           Conditions to Obligations of the Company. The obligation of the Company to effect Closing is further subject to the satisfaction or waiver (by the Company) at or prior to the Closing of each of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Parent and Merger Sub contained herein shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)           Performance of Covenants and Agreements of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing.

(c)           Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent certifying the satisfaction of the conditions set forth in Section 7.02(a) and Section 7.02(b).

Section 7.03           Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger is further subject to the satisfaction or waiver (by Parent and Merger Sub) at or prior to the Closing of each of the following conditions:

(a)           Representations and Warranties. (i) The representations and warranties of the Company contained herein (other than those specified in clause (ii) below) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect and (ii) the representations and warranties of the Company contained in Section 3.01 (Organization, Standing and Power), Section 3.03 (Capital Structure), Section 3.04 (Authority; Execution and Delivery; Enforceability), Section 3.07(b) (Absence of Certain Changes or Events), Section 3.15 (Takeover Statutes), Section 3.25 (Brokers’ Fees and Expenses) and Section 3.26 (Opinion of Financial Advisors) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) except, in each case, for any de minimis failures of such representations and warranties to be so true and correct.

(b)          Performance of Covenants and Agreements of the Company. The Company shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c)           No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(d)           Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying the satisfaction of the conditions set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c).

Article VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01           Termination Rights.

(a)           Termination by Mutual Consent. The Company and Parent shall have the right to terminate this Agreement at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, by mutual written consent.

(b)           Termination by either the Company or Parent. Each of the Company and Parent shall have the right to terminate this Agreement, at any time prior to the Effective Time, whether before or after the receipt of the Company Stockholder Approval, if:

(i)            the Closing shall not have occurred by 5:00 p.m., New York City time, on the date nine (9) months from the date hereof (the “End Date”); provided, that neither the Company nor Parent may terminate this Agreement pursuant to this Section 8.01(b)(i) if it (or, in the case of Parent, Merger Sub) is in material breach of any of its covenants or agreements in this Agreement and such breach has been a principal cause of either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII on or prior to the End Date or (B) the failure of the Closing to have occurred on or prior to the End Date; provided, further, that if the Closing shall not have occurred by 5:00 p.m., New York City time, on the date nine (9) months from the date hereof, but all conditions to the Closing set forth in Article VII have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing (so long as such conditions are capable of being satisfied if the Closing were to occur on such date)) or waived on or prior to such date, then the End Date shall automatically be extended (but not shortened) to 5:00 p.m., New York City time, on the tenth (10) Business Day after the last day of the Marketing Period (but in no event shall the End Date be extended pursuant to this proviso beyond the date that is twelve (12) months from the date hereof), and, if so extended, such date shall be the “End Date”; provided, further, that if one or more of the conditions to the Closing set forth in Section 7.01(b) or Section 7.01(c) (solely as it relates to any Antitrust Laws or any Judgment issued by a Governmental Entity pursuant to any Antitrust Laws) has not been satisfied or waived on the date that is nine (9) months from the date hereof but all other conditions to the Closing set forth in Article VII have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing (so long as such conditions are capable of being satisfied if the Closing were to occur on the End Date)) or waived, the End Date shall automatically be extended to 5:00 p.m., New York City time, on the date twelve (12) months from the date hereof, and, if so extended, such date shall be the “End Date”;

(ii)           any Law or Judgment by a Governmental Entity of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any Party if a failure of such Party (or, in the case of Parent, Merger Sub) to comply with its obligations pursuant to Section 6.02 was a principal cause of the enactment, issuance, promulgation, enforcement or entry of such Law or Judgment, or the Law or Judgment becoming final and non-appealable; or

(iii)          the Company Stockholders Meeting (unless such Company Stockholders Meeting has been adjourned, in which case at the final adjournment thereof) shall have been duly convened and held and the Company Stockholder Approval shall not have been obtained; provided, that any termination of this Agreement under this Section 8.01(b)(iii) shall be deemed for purposes for purposes of Section 8.02(b) to be a termination under Section 8.01(d)(i) if, at the time of such termination, Parent would have been entitled to terminate this Agreement pursuant to Section 8.01(d)(i).

(c)           Termination by the Company. The Company shall have the right to terminate this Agreement:

(i)            if at any time prior to obtaining the Company Stockholder Approval and in accordance with Section 5.02, the Company enters into a Company Acquisition Agreement with respect to a Superior Company Proposal, so long as (1) the Company has not Willfully Breached its obligations under Section 5.02 and (2) the Company prior to or concurrently with such termination pays to Parent the Company Termination Fee in accordance with Section 8.02(b)(i);

(ii)           at any time prior to the Effective Time, if Parent or Merger Sub breaches or fails to perform any of its covenants or agreements contained herein, or if any of the representations or warranties of Parent or Merger Sub contained herein fails to be true and correct, which breach or failure (A) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b), as applicable, and (B) is not reasonably capable of being cured by Parent or Merger Sub by the End Date or, if capable of being cured, is not cured by Parent or Merger Sub within thirty (30) days after receiving written notice from the Company of such breach or failure; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(c)(ii) if the Company is then in breach of any covenant or agreement contained herein or any representation or warranty of the Company contained herein then fails to be true and correct such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as applicable, could not then be satisfied;

(iii)          at any time prior to the Effective Time, if (A) all of the conditions set forth in Section 7.01 and Section 7.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied at the Closing, (B) Parent and Merger Sub fail to effect the Closing on or prior to the date the Closing is required to occur pursuant to Section 1.03, (C) the Company has irrevocably confirmed in writing to Parent that it is ready, willing and able to complete the Closing and (D) Parent and Merger Sub fail to effect the Closing on or prior to the date that is three (3) Business Days after the delivery by the Company to Parent of such confirmation and the Company stood ready, willing and able to complete the Closing through the end of such three (3) Business Day period.

(d)           Termination by Parent. Parent shall have the right to terminate this Agreement:

(i)           if prior to Company Stockholder Approval the Company makes a Company Adverse Recommendation Change; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.01(d)(i) after the Company Stockholder Approval is obtained; or

(ii)           at any time prior to the Effective Time, if the Company breaches or fails to perform any of its covenants or agreements contained herein, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure (A) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b), as applicable, and (B) is not reasonably capable of being cured by the Company by the End Date or, if capable of being cured, is not cured by the Company within thirty (30) days after receiving written notice from Parent of such breach or failure; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.01(d)(ii) if Parent is then in breach of any covenant or agreement contained herein or any representation or warranty of Parent contained herein then fails to be true and correct such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as applicable, could not then be satisfied.

The Party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give written notice of such termination to the other Party specifying the provision of this Agreement pursuant to which such termination is being effected.

Section 8.02           Effect of Termination; Termination Fees.

(a)           In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party (or any stockholder, Affiliate or Representative thereof), whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), except for (i) Section 3.27, Section 4.14, the penultimate sentence of Section 6.03(d), the first sentence of Section 6.03(h), Section 6.07, Section 6.15(b), this Section 8.02 and Article IX, and, for the avoidance of doubt, the Confidentiality Agreement and the Guaranty, which shall survive such termination and (ii) subject to this Section 8.02, liability of the Company (whether or not the terminating Party) for any Willful Breach of any covenant set forth in this Agreement prior to such termination.

(b)           Termination Fees.

(i)       In the event

(A)         the Company terminates this Agreement pursuant to Section 8.01(c)(i) (Superior Company Proposal);

(B)          Parent terminates this Agreement pursuant to Section 8.01(d)(i) (Company Adverse Recommendation Change); or

(C)         this Agreement is terminated by (1) either the Company or Parent pursuant to Section 8.01(b)(i) (End Date) or Section 8.01(b)(iii) (Company Stockholder Approval Not Obtained), or Parent pursuant to Section 8.01(d)(ii) (Company Breach), (2) after the execution of this Agreement and prior to the date of termination the Company has received a bona fide Company Takeover Proposal or a bona fide Company Takeover Proposal has been publicly disclosed and not withdrawn at least five (5) Business Days prior to such termination, and (3)  within six (6) months of the date of termination by either the Company or Parent pursuant to Section 8.01(b)(i) (End Date) or within twelve (12) months of the date of any termination by either the Company or Parent pursuant to Section 8.01(b)(iii) (Company Stockholder Approval Not Obtained) or Parent pursuant to Section 8.01(d)(ii) (Company Breach), the Company enters into a definitive agreement with respect to, or consummates, any Company Takeover Proposal; provided that for purposes of this Section 8.02(b), the references to “15%” in the definition of “Company Takeover Proposal” shall be deemed to be references to “50%”;

then the Company shall pay to Parent a fee of $141,000,000 in cash (the “Company Termination Fee”) (I) in the case of a termination by the Company referred to in clause (A), prior to or concurrently with such termination, (II) in the case of a termination by Parent referred to in clause (B), within three (3) Business Days of such termination, and (III) in the case of a termination referred to in clause (C), within three (3) Business Days after the end of the fifteen (15)-Business Day period described in the next sentence unless, in the case of this clause (III) Parent elects to forgo the Company Termination Fee in the manner described in the next sentence. Upon the Company’s entry into a definitive agreement with respect to, or the consummation of, the Company Takeover Proposal referred to in clause (C)(3), the Company shall provide Parent with prompt notice of such fact whereupon Parent will have the right, subject to Section 8.02 (including Section 8.02(d)) for a period of fifteen (15) Business Days to elect to irrevocably waive any right to receive the Company Termination Fee and instead seek monetary damages from the Company in respect of the Company’s Willful Breach of any covenant set forth in this Agreement prior to the termination of this Agreement; it being understood that if Parent does not so waive its right to receive the Company Termination Fee, upon payment of the Company Termination Fee in full, Parent’s right to receive the Company Termination Fee (including any Enforcement Expenses payable pursuant to Section 8.02(c)) shall be the sole and exclusive remedy of the Parent Group for any loss suffered as a result of any breach of this Agreement or the failure of the Closing to be consummated, and no member of the Company Group shall have any further liability or obligation relating to or arising out of this Agreement, any agreement executed in connection herewith, the Guaranty or the transactions contemplated hereby or thereby.

(ii)           In the event that this Agreement is terminated by the Company pursuant to (A) Section 8.01(c)(ii) (Parent Breach) or (B) Section 8.01(c)(iii) (Parent Failure to Close), then Parent shall pay to the Company a fee of $281,000,000 in cash (the “Parent Termination Fee”) no later than the third (3rd) Business Day following the date of such termination by wire transfer of same day funds; provided, that any termination of this Agreement under Section 8.01(b)(i) (End Date) shall be deemed to be a termination under Section 8.01(c)(ii) (Parent Breach) or Section 8.01(c)(iii) (Parent Failure to Close) if, at the time of such termination, the Company would have been entitled to terminate this Agreement pursuant to Section 8.01(c)(ii) (Parent Breach) or Section 8.01(c)(iii) (Parent Failure to Close) (ignoring, for this purpose, the three (3) Business Day period referred to in Section 1.03).

(c)           Payments; Default. The Parties acknowledge that (i) the fees and other agreements contained in Section 8.02(b) are an integral part of the transactions contemplated by this Agreement, (ii) neither the Company Termination Fee nor Parent Termination Fee is a penalty, but rather liquidated damages in a reasonable amount that will compensate the other Party in the circumstances in which such fee is payable, and (iii) without these agreements, the Parties would not enter into this Agreement. Accordingly, if either Party fails to promptly pay any amount due pursuant to Section 8.02(b) and, in order to obtain such payment, the payee Party brings a Claim that results in a judgment against the payor Party for the amount set forth in Section 8.02(b) or any portion thereof, the payor Party will pay to the payee Party its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Claim, together with interest on such amount or portion thereof at the prime rate as published in the Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law (the “Enforcement Expenses”). The Parties acknowledge and agree that in no event shall the Company or Parent, as applicable, be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion. All payments under this Section 8.02 shall be made by the payor Party to the payee Party by wire transfer of immediately available funds to an account designated in writing by the payee Party. While a Party may pursue both a grant of specific performance in accordance with Section 9.10 and the payment of the Parent Termination Fee or Company Termination Fee (as applicable), under no circumstances shall a Party be permitted or entitled to receive both a grant of specific performance that results in the Closing and payment of the Parent Termination Fee or Company Termination Fee (as applicable).

(d)           Sole and Exclusive Remedy.

(i)            Notwithstanding anything to the contrary in this Agreement, in the event that Parent and Merger Sub fail to effect the Closing or otherwise breach this Agreement or fail to perform hereunder, then, except for an order of specific performance as permitted by Section 9.10, the Company’s sole and exclusive remedy against (1) Parent, Merger Sub, the Guarantor and the Equity Investor, (2) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of Parent, Merger Sub, the Guarantor or any Equity Investor, and (3) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing (collectively, the “Parent Group”) and the Lender Entities in respect of this Agreement, any agreement executed in connection herewith, including the Commitment Letters and the Guaranty, and the transactions contemplated hereby and thereby shall be (without limiting the proviso set forth in Section 8.02(b)(ii) or the Company’s right to collect the Parent Termination Fee in the event of a termination by Parent pursuant to Section 8.01(b)(i) in accordance with such proviso) to terminate this Agreement in accordance with this Article VIII and collect, if due, the Parent Termination Fee pursuant to Section 8.02(b) (including any Enforcement Expenses payable pursuant to Section 8.02(c)) and, as applicable, the reimbursements contemplated by Section 6.02(a), Section 6.03 and Section 6.07. If the Parent Termination Fee is due pursuant to Section 8.02(b), (A) the Company’s right to receive the Parent Termination Fee (including any Enforcement Expenses payable pursuant to Section 8.02(c)) and, as applicable, the reimbursements contemplated by Section 6.02(a), Section 6.03 and Section 6.07 shall be the sole and exclusive remedies of each and any member of the Company Group for any loss suffered as a result of any breach of this Agreement or the failure of the Closing to be consummated and (B) upon due payment of such amounts, no member of the Parent Group or Lender Entity shall have any further liability or obligation relating to or arising out of this Agreement, any agreement executed in connection herewith, the Commitment Letters or the Guaranty, or the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of Parent and Merger Sub and the Lender Entities together for any losses, damages, costs or expenses of the Company, its Subsidiaries or Affiliates related to the failure of the Closing to occur, or a breach of this Agreement or failure to perform hereunder by Parent or Merger Sub or otherwise, shall be limited to an aggregate amount equal to: (i) the amount of the Parent Termination Fee (plus any Enforcement Expenses payable pursuant to Section 8.02(c)) plus (ii) the amount of the reimbursements contemplated by Section 6.02(a), Section 6.03 and Section 6.07, and in no event shall the Company, its Subsidiaries, or its Affiliates seek any amount in excess of such aggregate amount in connection with this Agreement, the Commitment Letters or the Guaranty or the transactions contemplated thereby, whether at law or equity, in contract, in tort or otherwise. For the avoidance of doubt, notwithstanding anything to the contrary set forth herein, nothing in this Section 8.02(d)(i) limits Parent’s or its Affiliates’ liability under the Confidentiality Agreement or the Company’s right to pursue specific performance as provided in Section 9.10.

(ii)           If this Agreement is terminated in circumstances in which the Company Termination Fee is due and payable pursuant to Section 8.02(b)(i)(A) or Section 8.02(b)(i)(B), then (A) Parent’s right to receive the Company Termination Fee (including any Enforcement Expenses payable pursuant to Section 8.02(c)) shall be the sole and exclusive remedies of the Parent Group for any loss suffered as a result of any breach of this Agreement or the failure of the Closing to be consummated, and (B) no member of the Company Group shall have any further liability or obligation relating to or arising out of this Agreement, any agreement executed in connection herewith, the Guaranty or the transactions contemplated hereby or thereby. “Company Group” means, collectively, (1) the Company and its Subsidiaries, (2) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of the Company or its Subsidiaries and (3) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing. If this Agreement is terminated in circumstances in which the Company Termination Fee is not due and payable pursuant to Section 8.02(b)(i)(A), Section 8.02(b)(i)(B) or Section 8.02(b)(i)(C), no member of the Company Group shall have any liability or obligation relating to or arising out of this Agreement, any agreement executed in connection herewith, the Guaranty or the transactions contemplated hereby or thereby, except for any liability of the Company for monetary damages in respect of the Company’s Willful Breach of any covenant set forth in this Agreement prior to the termination of this Agreement. If this Agreement is terminated in circumstances in which the Company Termination Fee is due and payable pursuant to Section 8.02(b)(i)(C), the sole and exclusive remedies of the Parent Group for any loss suffered as a result of any breach of this Agreement or the failure of the Closing to be consummated shall be, as elected by Parent in accordance with Section 8.02(b)(i)(C), either (x) Parent’s right to receive the Company Termination Fee (including any Enforcement Expenses payable pursuant to Section 8.02(c)), in which case no member of the Company Group shall have any further liability or obligation relating to or arising out of this Agreement, any agreement executed in connection herewith, the Guaranty or the transactions contemplated hereby or thereby or (y) Parent’s right to seek monetary damages from the Company in respect of the Company’s Willful Breach of any covenant set forth in this Agreement prior to the termination of this Agreement (it being understood that the remedies set forth in the foregoing clauses (x) and (y) are mutually exclusive as set forth in Section 8.02(b)(i)(C)). For the avoidance of doubt, notwithstanding anything to the contrary set forth herein, nothing in this Section 8.01(d)(ii) limits the Company’s or its Affiliates’ liability under the Confidentiality Agreement or Parent and Merger Sub’s right to pursue specific performance as provided in Section 9.10.

(e)           For purposes of this Agreement, “Willful Breach” means a material breach of a covenant set forth in this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching Party with the actual knowledge that the taking of or the omission of taking such act would constitute a material breach of this Agreement.

(f)            The Parties shall take such actions as are necessary and sufficient so that the agreements contained in this Section 8.02 may be enforceable against such party, including executing and delivering any waivers, releases and similar instruments consistent therewith upon any other Party’s request.

Section 8.03           Amendment. This Agreement may be amended by the Parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company, without the further approval of such stockholders. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the Parties.

Section 8.04          Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant to this Agreement, (c) subject to the proviso set forth in Section 8.03, waive compliance with any covenants and agreements contained herein or (d) waive the satisfaction of any of the conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.05           Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its respective board of directors or managing member, or the duly authorized designee of its board of directors or managing member. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of the Company. The Party desiring to terminate this Agreement pursuant to Section 8.01 shall give written notice of such termination to the other Parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

Article IX

GENERAL PROVISIONS

Section 9.01           Nonsurvival of Representations, Warranties, Covenants and Agreements. None of the representations or warranties contained in this Agreement or in any schedule, certificate, or instrument delivered pursuant to this Agreement shall survive, and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect thereto shall terminate at the Effective Time, except for Section 4.14 (No Additional Representations), which shall survive indefinitely. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants or agreements of the Parties contained herein shall survive, and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect to such covenants and agreements shall terminate at, the Effective Time.

Section 9.02           Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by facsimile or email (with written confirmation of transmission) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses, facsimile numbers and email addresses (or to such other address, facsimile number or email address as a Party may have specified by notice given to the other Party pursuant to this provision):

To Parent or Merger Sub:

Gibraltar Acquisition Holdings Co.

9 West 57th Street, 47th Floor

New York, NY 10019

Attention: Jason Pollack

Facsimile: (973) 872-4423

Email: jason.pollack@standardindustries.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Facsimile:        +1 (212) 558-3588
Attention:        Matthew G. Hurd
                         Scott B. Crofton
Email:               hurdm@sullcrom.com
                         croftons@sullcrom.com

To the Company:

W. R. Grace & Co.

7500 Grace Drive

Columbia, MD 21044

Attention:	Cherée Johnson
Facsimile:	(410) 531-4545
Email:	Cheree.Johnson@grace.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Facsimile:           +1 (212) 403-2000
Attention:          Andrew R. Brownstein, Esq.
                           Gregory E. Ostling, Esq.
                           Mark A. Stagliano, Esq.
Email:                 ARBrownstein@wlrk.com
                            GEOstling@wlrk.com
                            MAStagliano@wlrk.com

Section 9.03           Defined Terms. For purposes of this Agreement, each capitalized term has the meaning given to it, or specified, in Exhibit A.

Section 9.04           Interpretation.

(a)          Time Periods. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.

(b)           Dollars. Unless otherwise specifically indicated, any reference herein to $ means U.S. dollars.

(c)           Gender and Number. Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(d)          Articles, Sections and Headings. When a reference is made herein to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e)          Include. Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

(f)            Hereof. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(g)           Extent. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h)           Contracts; Laws. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. In addition, any Contract defined or referred to herein includes all schedules, exhibits, attachments and other instruments to such Contract, unless otherwise specifically indicated.

(i)            Persons. References to a Person shall include its permitted successors and assigns following such permitted succession or assignment.

(j)            Exhibits and Disclosure Schedule. The Exhibits to this Agreement and the Company Disclosure Schedule are hereby incorporated and made a part hereof and are an integral part of this Agreement. The Company may, at its option, include in the Company Disclosure Schedule items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts herein or in the Company Disclosure Schedule, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any matter set forth in any section of the Company Disclosure Schedule shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced and also in all other sections of such Company Disclosure Schedule to which such matter’s application or relevance is reasonably apparent on the face thereof. Any capitalized term used in any Exhibit or the Company Disclosure Schedule but not otherwise defined therein shall have the meaning given to such term herein.

(k)           Made Available, Furnished or Provided. References to any information or document being “made available,” “furnished” or “provided” (other than to the SEC) and words of similar import shall mean such information or document having been (i) posted to the electronic Intralinks “Project Glass” data room maintained by or on behalf of the Company or its Representatives for purposes of the transactions contemplated by this Agreement, (ii) publicly available in the SEC’s EDGAR database or (iii) delivered by or on behalf of the Company to Parent or Parent’s Representatives via electronic mail or in hard copy form, in each case, prior to the date of this Agreement.

Section 9.05           Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.05 with respect thereto. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 9.06            Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile or email in .pdf format), all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 9.07           Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Company Disclosure Schedule, the Equity Commitment Letter, the Guaranty, the Voting Agreement and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between or among the Parties with respect to the Merger. Each Party agrees that (a) its respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies, including the right to rely upon the representations and warranties set forth herein; provided, however, that (i) the Persons referred to in the penultimate sentence of Section 6.03(d) (Financing and Financing Cooperation), Section 8.02 (Effect of Termination; Termination Fees), Section 9.13 (Certain Financing Provisions) and Section 9.15 (No Recourse Against Nonparty Affiliates) shall be third-party beneficiaries of, and shall be entitled to rely on, such sections, (ii) if the Effective Time occurs, the holders of shares of the Company Common Stock shall be third-party beneficiaries of, and shall be entitled to rely on, Article II, (iii) if the Effective Time occurs, the Company Indemnified Parties shall be third-party beneficiaries of, and shall be entitled to rely on, Section 6.08 (Indemnification, Exculpation and Insurance), and (iv) if the Effective Time occurs, the holders of equity awards relating to Company Common Stock shall be third-party beneficiaries of, and shall be entitled to rely on, Article II.

Section 9.08           Governing Law. This Agreement and all rights, Claims and causes of action of the Parties (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, due diligence, performance or subject matter thereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to principles of conflict of laws thereof or of any other jurisdiction.

Section 9.09           Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties. Any purported assignment without such consent shall be void. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 9.10           Specific Enforcement.

(a)           The Parties acknowledge and agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with their specific terms or otherwise breach or threaten to breach any such provisions. It is accordingly agreed that, at any time prior to the termination of this Agreement pursuant to Article VIII, subject to the limitations in Section 8.02(d)(i), Section 8.02(d)(ii) and Section 9.10(b), the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, including the right of a Party to cause each other Party to consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions of this Agreement in any court referred to in Section 9.11 without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable or not appropriate for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. The Parties hereto agree that, notwithstanding any other provision of this Agreement to the contrary, but subject to Section 9.10(b), the Company shall be entitled to specific performance (or any other equitable relief) to cause Parent and Merger Sub to consummate the Closing on the terms set forth herein.

(b)           Notwithstanding Section 9.10(a), it is explicitly agreed that the right of the Company to obtain specific performance (or any other equitable relief) of Parent’s and Merger Sub’s obligation to consummate the Closing shall be subject to the requirements that:

(i)            Parent has failed to consummate the Closing in accordance with Section 1.03;

(ii)           the conditions set forth in Section 7.01 and Section 7.03 have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied at the Closing);

(iii)         the Debt Financing (or any alternative financing in accordance with Section 6.03(c)) has been funded or will be funded at the Closing if the Cash Equity is funded at the Closing; and

(iv)          the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Debt Financing (or any alternative financing in accordance with Section 6.03(c)) is funded and the Cash Equity is funded, then the Company stands ready, willing and able to consummate the Closing and will take such actions that are required of the Company by this Agreement to cause the Closing to occur.

Section 9.11           Jurisdiction; Venue.

(a)           All Claims arising out of this Agreement or any of the transactions contemplated by this Agreement shall be raised to and exclusively determined by the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), to whose jurisdiction and venue the Parties irrevocably and unconditionally consent and submit. Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of Claim arising out of this Agreement or any of the transactions contemplated by this Agreement in such court and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Claim brought in any such court has been brought in an inconvenient forum. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.02 shall be effective service of process for any Claim brought against such Party in any such court.

(b)           Each of the Parties (i) irrevocably consents to submit itself, and hereby irrevocably submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (ii) irrevocably agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) irrevocably agrees that it will not bring any action arising out of this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (iv) irrevocably consents to service of process being made through the notice procedures set forth in Section 9.02.

Section 9.12           Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE MERGER. EACH PARTY CERTIFIES AND ACKNOWLEDGES (A) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS AND (C) THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13           Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself and the Company Subsidiaries:

(a)            agrees that any Claim, whether in law or in equity, whether in contract or in tort or otherwise, involving the Lender Entities, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated by this Agreement or the agreements entered into in connection with the Debt Financing or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Claim to the exclusive jurisdiction of such court;

(b)            agrees that any such Claim shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or Definitive Agreement;

(c)            agrees not to bring or support any Claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Lender Entity in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(d)            agrees that service of process upon the Company or the Company Subsidiaries in any such Claim shall be effective if notice is given in accordance with Section 9.02;

(e)            irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Claim in any such court;

(f)             knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Claim brought against any Lender Entity in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter;

(g)            agrees that none of the Lender Entities will have any liability to the Company or any of the Company Subsidiaries or any of their respective Affiliates or Representatives (in each case, other than Parent, Merger Sub and their respective Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter, whether in law or in equity, whether in contract or in tort or otherwise; and

(h)            agrees that the Lender Entities are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 9.13 and such provisions and the definitions of “Lender Entities” and “Lenders” shall not be amended in any way adverse to the Lenders without the prior written consent of the Lenders.

Section 9.14           Construction. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 9.15           No Recourse Against Nonparty Affiliates. Excluding the right of each party thereto to enforce each of the Confidentiality Agreement or the Voting Agreement in accordance with its terms and conditions, and except as expressly provided in the Voting Agreement, Equity Commitment Letter or the Guaranty, all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may arise out of this Agreement or the negotiation, execution, due diligence, performance or subject matter of this Agreement, may be made only against (and, subject to Section 9.07, are those solely of) the Parties. Excluding the right of each party thereto to enforce each of the Confidentiality Agreement and the Voting Agreement in accordance with its terms and conditions, and except as expressly provided in the Voting Agreement, Equity Commitment Letter, Guaranty or this Agreement, no Person who is not a Party, including any director, officer, employee, incorporator, member, partner, manager, unitholder, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any Party (that is not itself a Party) (each, a “Nonparty Affiliate”), shall have any liability (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) for any rights, claims and causes of action that may arise out of this Agreement or the negotiation, execution, due diligence, performance or subject matter of this Agreement. To the maximum extent permitted by Law, each Party hereby waives and releases all such rights, claims, and causes of action against any and all Nonparty Affiliates of the other Party. Without limiting the foregoing, excluding the right of each party thereto to enforce each of the Confidentiality Agreement and the Voting Agreement in accordance with its terms and conditions, and except as provided under the Voting Agreement, Equity Commitment Letter, the Guaranty or this Agreement, to the maximum extent permitted by Law, (a) each Party hereby waives and releases any and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) to avoid or disregard the entity form of a Party or otherwise impose liability of a Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise and (b) with respect to all such rights, claims or causes of action, each Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement and any representation or warranty made in, in connection with, or as an inducement to this Agreement. Nothing in this Section 9.15 shall limit any Lender’s obligations or liabilities to Parent or Merger Sub under the Debt Commitment Letter or under the definitive documents in respect of the Debt Financing.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, each as of the date first written above.

W. R. GRACE & CO.

By:	/s/ Hudson La Force
	Name:	Hudson La Force
	Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

GIBRALTAR ACQUISITION HOLDINGS LLC

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Co-Executive Chairman, Chief
Executive Officer & President

GIBRALTAR MERGER SUB INC.

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Co-Executive Chairman, Chief
Executive Officer & President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Exhibit A

Defined Terms

Section 1.01         Certain Defined Terms. For purposes of this Agreement, each of the following terms has the meaning specified in this Section 1.01 of Exhibit A:

“2024 Notes” means the Company’s 5.625% Notes due 2024, issued pursuant to the 2024 Notes Indenture.

“2024 Notes Indenture” means the Indenture, dated as of September 16, 2014, by and among W. R. Grace & Co.–Conn., the Company and Wilmington Trust, National Association (the “Base Indenture”), as amended and supplemented by the First Supplemental Indenture, dated as of September 16, 2014, by and among W. R. Grace & Co.–Conn., the Company, the other Guarantors party thereto and Wilmington Trust, National Association, and as amended and supplemented by the Second Supplemental Indenture, dated as of April 3, 2018, by and among Grace Management Services, Inc., Grace Technologies, Inc., W. R. Grace & Co.–Conn. and Wilmington Trust, National Association.

“2027 Notes” means the Company’s 4.875% Notes due 2027, issued pursuant to the 2027 Notes Indenture.

“2027 Notes Indenture” means the Base Indenture, as amended and supplemented by the Third Supplemental Indenture, dated as of June 26, 2020, by and among W. R. Grace & Co.-Conn., the Company, the other Guarantors party thereto and Wilmington Trust, National Association.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Available Cash” means the unencumbered and unrestricted cash of the Company at the Effective Time.

“Business Day” means any day except for (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York.

“Claim” means any demand, claim, suit, action, legal proceeding (whether at law or in equity) or arbitration.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means each collective bargaining agreement, labor union contract, or trade union agreement.

“Company Benefit Plan” means each compensatory or employee benefit plan, program, agreement or arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, deal bonus, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other material employee benefit plan or fringe benefit plan, including any ERISA Plan, in each case, whether oral or written, funded or unfunded, or insured or self-insured, (a) that is maintained by the Company or any Company Subsidiary for the benefit of any Company Personnel, or (b) to which the Company or any Company Subsidiary contributes or is obligated to contribute or would reasonably be expected to have any liability, other than a Multiemployer Plan and other than any plan or program maintained by a Governmental Entity to which the Company or any of its Affiliates contribute pursuant to applicable Laws.

“Company Material Adverse Effect” means any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided that, no fact, circumstance, effect, change, event or development resulting from or arising out of any of the following, individually or in the aggregate, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred: (a) any change generally affecting the industries in which the Company and the Company Subsidiaries operate in the United States or elsewhere (including changes in commodity prices or general market prices generally affecting such industries and changes in the global demand environment generally affecting such industries); (b) any change generally affecting any economic, legislative or political condition (including trade wars and sanctions) or any change generally affecting any securities, credit, financial, commodities or capital markets condition, in each case in the United States or elsewhere; (c) any failure in and of itself by the Company or any Company Subsidiary to meet any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics or measures for any period (it being understood that the changes and effects giving rise to or contributing to such failure may (to the extent not otherwise excluded hereby) constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred); (d)  any change resulting from the announcement, execution or delivery of this Agreement, including (i) the failure of the Company or its Subsidiaries to take any action if Parent’s prior consent is required hereunder and Parent unreasonably withholds consent to taking of such action after receipt of the written request therefor from the Company; (ii) any stockholder litigation related to this Agreement or the transactions contemplated by this Agreement (but not any finally adjudicated breach of fiduciary duty or any violation of Law itself); (iii) any action taken by Parent or any Affiliate thereof to obtain any Required Statutory Approval from any Governmental Entity or satisfy any condition to the consummation of the Merger and the result of such actions; (iv) any change to the extent that arises out of or relates to the identity of Parent or any of its Affiliates as the acquirer of the Company; or (v) the impact of the announcement, execution or delivery on relationships with employees and labor unions, customers, suppliers, distributors, Governmental Entities and other Persons (it being understood that this clause (d) shall not apply with respect to the representations or warranties in Section 3.05 (or any condition to any Party’s obligation to consummate the Merger relating to such representation and warranty); (e) any change in the market price or trading volume of shares of Company Common Stock on the NYSE (it being understood that the changes and effects giving rise to or contributing to any such change may (if not otherwise excluded hereby) constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred); (f) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof); (g) any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Laws, promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 (“COVID-19 Measures”); (h) any geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage or purported terrorism, or any escalation or worsening of any such act of war, sabotage or purported terrorism; (i) any change or effect arising from any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake, pandemics (including SARS-CoV-2 or COVID-19, any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (“COVID-19”)), epidemics or other outbreaks of diseases, or other natural disaster or extreme weather-related event, circumstance or development (or escalation or worsening of any such events or occurrences, including, as applicable, second or subsequent wave(s)); and (j) any change or effect arising from any requirements imposed by any Governmental Entity as a condition to obtaining the Required Statutory Approvals; provided, however, that any fact, circumstance, effect, change, event or development set forth in clauses (a), (b), (f), (h) and (i) above may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent such change or effect has a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and the Company Subsidiaries operate (in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect).

“Company Option” means any option to purchase shares of Company Common Stock granted by the Company under a Company Stock Plan.

“Company Performance Share Award” means any performance-based unit award relating to shares of Company Common Stock granted by the Company under a Company Stock Plan (whether settled in shares or cash).

“Company Personnel” means any current or former director, officer or employee of the Company or any Company Subsidiary.

“Company RSU Award” means any restricted stock unit award relating to shares of Company Common Stock granted by the Company under a Company Stock Plan that is subject solely to time-based vesting.

“Company SAR” means the 481 stock appreciation rights in China with a strike price of $71.41 with respect to shares of Company Common Stock granted by the Company under a Company Stock Plan.

“Company Stock Plan” means each of the Company 2018 Stock Incentive Plan and the Company 2014 Stock Incentive Plan as amended and in effect from time to time.

“Compliant” means, with respect to the Required Information, (a) that such Required Information does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company, necessary in order to make such Required Information not misleading, (b) no audit opinion with respect to any financial statements contained in the Required Information shall have been withdrawn, amended or qualified and (c) the financial statements included in such Required Information would not be deemed stale under customary practices for offerings and private placements of the Rule 144A Debt Securities and are sufficient to permit Company’s independent public accountants to issue customary comfort letters with respect to such financial statements (including customary negative assurance comfort) in order to consummate any offering of such debt securities on any date during the Marketing Period.

“Confidentiality Agreement” means that certain letter agreement, dated as of February 1, 2021, as amended on the date hereof, by and among 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Master Fund Ltd., 40 North Latitude Fund LP (collectively, “40 North”) and the Company.

“Contract” means any written or oral contract, lease, license, evidence of indebtedness, mortgage, indenture, purchase order, letter of credit, security agreement, undertaking or other agreement, arrangement or understanding of any kind or character that is legally binding.

“Credit Agreement” means the Credit Agreement, dated as of April 3, 2018, by and among the Company, W. R. Grace & Co.-Conn., Grace GmbH, Grace Europe Holding GmbH, Grace Germany GmbH, W. R. Grace International LLC, Goldman Sachs Bank USA and the Lender parties thereto, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Environmental Claim” means any Claim against, or any investigation as to which the Company or any Company Subsidiary has received written notice of, the Company or any Company Subsidiary asserted by any Person alleging liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) or responsibility arising out of, based on or resulting from (a) the Release of or exposure to any Hazardous Materials at any location, whether or not owned or operated by the Company or any Company Subsidiary, or (b) any violation or alleged violation of, or obligation under Environmental Law or any Environmental Permit.

“Environmental Laws” means all applicable Laws, including common Law standards of conduct, issued, promulgated by or with any Governmental Entity relating to pollution or protection of or damage to the environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments), natural resources, endangered or threatened species or the climate, including Laws relating to the presence, use, handling, transportation, storage, disposal or Release of or exposure to any Hazardous Materials.

“Environmental Permit” means any Permit issued pursuant to any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business.

“Existing Notes” means the 2024 Notes and the 2027 Notes.

“Existing Notes Indenture” means the 2024 Notes Indenture and the 2027 Notes Indenture, as applicable.

“ERISA Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA).

“Governmental Entity” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government, quasi-governmental or self-regulatory organization, commission or tribunal or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing, or any court, arbitrator, arbitration panel or similar judicial body.

“Hazardous Materials” means any chemical, material, substance or waste that is regulated as a pollutant, a contaminant, hazardous or toxic or is otherwise regulated under any Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money (other than intercompany indebtedness between the Company and any of the wholly owned Company Subsidiaries or between the wholly owned Company Subsidiaries), (b) all obligations of such Person evidenced by bonds, debentures, notes, commercial paper or similar instruments, (c) all obligations of such Person evidenced by letters of credit, bankers’ acceptances or similar facilities to the extent drawn upon by the counterparty thereto, (d) all obligations of such Person under leases required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP as of the date of this Agreement, (e) all obligations of such Person in respect of interest rate and currency obligation swaps and other hedging arrangements, (f) all obligations of such Person to pay the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business and that are not overdue), and (g) all guarantees or contingent liability for any of the foregoing.

“Intellectual Property” means all intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign trademarks, service marks, service names, any other indicia of origin; Internet domain names, uniform resource locators, trade dress and trade names, patents and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions, and extensions thereof, trade secrets, confidential or proprietary information, software, registered and unregistered copyrights and works of authorship, proprietary rights in databases to the extent recognized in any given jurisdiction, and registrations and applications for registration of any of the foregoing, together with all goodwill associated with any of the foregoing, and any other similar intellectual property or proprietary rights anywhere in the world recognized by applicable Law.

“IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Judgment” means a judgment, order, decree, injunction, ruling, writ, assessment or arbitration award of a Governmental Entity of competent jurisdiction.

“Key Personnel” means any Company Personnel at or above the level of Senior Director.

“Knowledge” means (a) with respect to the Company, the actual knowledge, after reasonable inquiry, of the individuals listed in Section 1.01 of the Company Disclosure Schedule and (b) with respect to Parent or the Merger Sub, the actual knowledge, after reasonable inquiry, of David J. Winter and David S. Millstone.

“Law” means any domestic or foreign, federal, state, provincial or local statute, law, ordinance, rule, binding administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity, including the rules and regulations of the NYSE and the DGCL.

“Lender Entities” means the Lenders, together with their Affiliates, and their and their Affiliates’ current or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners and their successors and assigns, in each case in their respective capacities as such; provided that neither Parent nor any Affiliate of Parent shall be a Lender Entity.

“Lenders” means the Persons that have committed to provide or arrange or otherwise have entered into agreements pursuant to the Debt Commitment Letter or in connection with all or any part of the Debt Financing described in the Debt Commitment Letter (or any replacement debt financings) in connection with the transactions contemplated by this Agreement, including the parties to any commitment letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, in each case in their respective capacities as such.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days commencing on or after the date hereof throughout which and on the first and last day of which (a) Parent shall have the Required Information and such Required Information (as provided at the beginning of such fifteen (15) consecutive Business Day period) is and remains Compliant, and (b) the conditions set forth in Section 7.01 and Section 7.03 have been satisfied or waived (except for those conditions to the Closing that by their terms are to be satisfied at the Closing) and nothing shall have occurred and no condition shall exist that would cause any of the conditions set forth in Section 7.01 and Section 7.03 to fail to be satisfied assuming the Closing would be scheduled at any time during such fifteen (15) consecutive Business Day period; provided that, for purposes of determining the Marketing Period, (i) if the Marketing Period has not ended by August 20, 2021, then the Marketing Period shall not commence prior to September 9, 2021, (ii) if the Marketing Period has not ended by December 17, 2021, then the Marketing Period shall not commence prior to January 3, 2022 and (iii) July 2, 2021, July 5, 2021, November 24, 2021 and November 26, 2021 shall not to be Business Days; provided, further, that if the Company shall in good faith reasonably believe that the Required Information has been delivered to Parent and the Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating that it believes that such delivery has been completed and the Required Information is Compliant), in which case the Required Information shall be deemed to have been provided and Compliant (and, if the other conditions set forth in this definition have been met, the Marketing Period commenced) on the first Business Day following the date such notice is deemed to have been received pursuant to Section 9.02 unless Parent in good faith reasonably believes the delivery of the Required Information has not been completed or is not Compliant and, within two (2) Business Days of the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information that Parent reasonably believes has not been delivered or is not Compliant), in which case the Marketing Period shall be deemed to have not commenced and will only commence beginning on the date of delivery to Parent of the Required Information that is Compliant and the other conditions set forth in this definition having been met. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such fifteen (15) consecutive Business Day period, the Company indicates its intent to restate any financial statements or material financial information included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required. If the Required Information is not Compliant throughout and on the first and the last day of such period, then a new fifteen (15) consecutive Business Day period shall commence upon Parent receiving updated Required Information that is Compliant and the other conditions set forth in this definition having been met. Notwithstanding anything herein to the contrary, the Marketing Period shall be deemed to have been completed on any date on which Parent or its Subsidiaries obtains proceeds of a high yield financing in an amount sufficient to replace the bridge facilities contemplated by the Debt Commitment Letter (including proceeds obtained in escrow) and completed syndication of the term loan and revolving credit facilities contemplated by the Debt Commitment Letter.

“Merger Consideration” means $70.00 in cash.

“Non-U.S. Company Benefit Plan” means each Company Benefit Plan that is maintained outside the jurisdiction of the United States.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means any corporate, partnership, limited liability company or other entity organizational documents, including certificates or articles of incorporation, bylaws, certificates of formation, operating agreements (including limited liability company agreement and agreements of limited partnership), certificates of limited partnership, partnership agreements, stockholder agreements and certificates of existence, as applicable.

“Parent Material Adverse Effect” means any fact, circumstance, effect, change, event or development that, individually or in the aggregate, would reasonably be expected to prevent Parent’s or Merger Sub’s consummation of the transactions contemplated by this Agreement prior to the End Date.

“Pension Benefit Guaranty Corporation” means the U.S. Pension Benefit Guaranty Corporation referred to and defined in ERISA, and any successor entity performing similar functions.

“Permit” means a franchise, license, permit, authorization, notice of non-action, variance, exemption, order, registration, clearance, certificate, consent or approval of a Governmental Entity.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personally Identifiable Information” means any information that (a) alone or in combination with other information held by the Company and the Company Subsidiaries can be used to identify an individual person, individually identifiable health information, device or browser, or (b) is otherwise protected under Laws relating to privacy or personal information.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments).

“Required Information” means: (a) the financial statements with respect to the Company and the Company Subsidiaries specified in clause (iii) of Exhibit D of the Debt Commitment Letter; and (b) business and financial data and other information regarding the Company and the Company Subsidiaries (i) as may be reasonably requested by Parent or the Lenders to the extent that such business or financial data or other information is of the type required or customarily included in (A) a confidential information memorandum or bank presentation in respect of the Debt Financing or (B) (x) an offering memorandum for private placements of debt securities pursuant to Rule 144A promulgated under the Securities Act that are intended to be 144A for life (“144A Debt Securities)), including such information of the type required for a registered offering of non-convertible debt securities by Regulation S-X and Regulation S-K under the Securities Act or (ii) as is otherwise necessary to receive from the Company’s independent public accountants customary comfort letters (including “negative assurance” and change period comfort) with respect to the financial information to be included in such offering memorandum for 144A Debt Securities; provided that, notwithstanding anything to the contrary in this definition or otherwise, the “Required Information” shall not include, and nothing herein shall require the Company and the Company Subsidiaries to provide (or be deemed to require the Company or the Company Subsidiaries to prepare) any (A) description of all or any portion of the Debt Financing, including any “description of notes”, “plan of distribution” or information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for the 144A Debt Securities, (B) risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (C) any information required by Rule 3-09, Rule 3-10, Rule 13-01, Rule 13-02 or Rule 3-16 of Regulation S-X, CD&A, information required by Item 402(b) of Regulation S-K and any information regarding executive compensation, any information related to pension disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A, or other information or financial data customarily excluded from an offering memorandum for 144A Debt Securities (D) consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any segment information, in each case which are prepared on a basis not consistent with the Company’s reporting practices for the periods presented pursuant to clause (a) above, (E) pro forma financial statements or (F) projections.

“Sanctioned Country” means any country or region that is the target of a comprehensive embargo under Export and Sanctions Regulations (as of the date hereof, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means any Person that is the target of sanctions or restrictions under Export and Sanctions Regulations, including: any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including Office of Foreign Assets Control (OFAC)’s Specially Designated Nationals and Blocked Persons List.

“Schedule 13D” means the Schedule 13D, as amended, filed by 40 North Management LLC, a Delaware limited liability company, 40 North Latitude Fund LP, a Delaware limited partnership, 40 North GP III LLC, a Delaware limited liability company, 40 North Latitude Master Fund Ltd., a Cayman Islands exempted company incorporated with limited liability, David S. Winter, an American citizen and David J. Millstone, an American citizen, relating to Company Common Stock.

“Senior Personnel” means any Company Personnel at or above the level of Vice President.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting securities, other voting ownership or voting partnership interests, more than 50% of the equity interests of which is owned or controlled directly or indirectly by such first Person).

“Tax Return” means all Tax returns, reports, or filings filed or required to be filed with a Governmental Entity responsible for the administration of Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Taxes” means all federal, state, local or foreign taxes of any kind imposed by any Governmental Entity (including income, gross receipts, franchise, alternative minimum, sales, use, transfer, value added, VAT, excise, stamp, real property, personal property, capital stock, social security, withholding, and estimated taxes), together with all interest, penalties and additions imposed with respect to such amounts.

“U.S. Company Benefit Plan” means each Company Benefit Plan that is not a Non-U.S. Company Benefit Plan.

Section 1.02   Other Defined Terms. In addition to the defined terms set forth in Section 1.01 of this Exhibit A, each of the following capitalized terms has the respective meaning specified in the Section set forth opposite such term below:

Term	Section

Agreement	Preamble
Anti-Corruption Laws	3.13(a)
Bankruptcy and Equity Exceptions	3.04
Book-Entry Shares	2.02(b)(ii)
Cash Equity	4.06(b)
Certificate	2.02(b)(i)
Certificate of Merger	1.02
Closing	1.03
Closing Date	1.03
Commitment Letters	4.06(b)
Company	Preamble
Company Acquisition Agreement	5.02(b)
Company Adverse Recommendation Change	5.02(b)
Company Board	Recitals
Company Board Recommendation	3.04
Company Bylaws	3.01
Company Charter	3.01
Company Common Stock	2.01(a)(i)
Company Disclosure Schedule	Article III
Company Employee	6.09(a)
Company Financial Statements	3.06(a)
Company Group	8.02(d)(ii)
Company Indemnified Parties	6.08(a)
Company Indemnified Party	6.08(a)
Company Intervening Event	5.02(g)(iii)
Company IP	3.19(b)(i)
Company Material Contract	3.17(a)
Company Projections	3.27
Company Reports	3.06(a)
Company Stockholder Approval	3.04
Company Stockholders Meeting	3.04
Company Subsidiaries	3.01
Company Takeover Proposal	5.02(g)(i)
Company Termination Fee	8.02(b)
Company Top Customer	3.20(a)
Company Top Supplier	3.20(a)
Consent	3.05(b)
Consent Solicitation Documents	6.03(e)
Consent Solicitations	6.03(e)
Continuation Period	6.09(a)
Customary Agreements	3.08(a)(iii)

A-1

Term	Section

D&O Insurance	6.08(c)
debt	4.12
Debt Commitment Letter	4.06(a)
Debt Financing	4.06(a)
Definitive Agreements	6.03(a)
DGCL	1.01
Dissenting Share	2.04(a)
Effective Time	1.02
End Date	8.01(b)(i)
Enforcement Expenses	8.02(c)
Equity Commitment Letter	4.06(b)
Equity Investor	4.06(b)
Equity Securities	3.03(b)
Exchange Act	3.05(b)(i)
Existing Notes Refinancing	6.03(e)
Export and Sanctions Regulations	3.14(a)
FCPA	3.13(a)
Filing	3.05(b)
Financing	4.06(b)
GAAP	3.06(a)
Guarantor	Recitals
Guaranty	Recitals
HSR Act	3.05(b)(ii)
Insurance Policies	3.21
IRS	3.09(a)
Legal Restraint	7.01(c)
Liens	3.02
Merger	1.01
Merger Amounts	4.06(e)
Merger Sub	Preamble
Multiemployer Plan	3.09(e)
Nonparty Affiliate	9.15
Parent	Preamble
Parent Group	8.02(d)(i)
Parent Termination Fee	8.02(b)(ii)
Parties	Preamble
Paying Agent	2.02(a)
Payment Fund	2.02(a)
Post-Closing Plan	6.09(d)
Preferred Stock	3.03(a)
Prohibited Financing Modifications	6.03(b)
Proxy Statement	6.01(a)
Representatives	5.02
Required Consents	3.05(a)
Required Statutory Approvals	3.05(b)(ii)

A-2

Term	Section

Retirement Plan	6.09(a)
SEC	3.05(b)(i)
Securities Act	3.05(b)(i)
Solvent	4.12
Superior Company Proposal	5.02(g)(ii)
Supporting Stockholder	Recitals
Surviving Corporation	1.01
Tail Period	6.08(c)
Takeover Statute	3.15
Transaction Litigation	6.14
Voting Agreement	Recitals
Willful Breach	8.02(e)

A-3